Exhibit 99.3

Asciano Limited

ABN 26 123 652 862

Financial Report

For the year ended 30 June 2015

Asciano comprises Asciano Limited (ABN 26 123 652 862) and its controlled entities.

1	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

Consolidated Statement of Profit or Loss

For the year ended 30 June 2015

	Note	2015 $M	2014 $M
Revenue from services rendered	2.2	3,795.4	3,926.1
Other income	2.2	43.7	68.5
Share of net profit of joint ventures	5.3	15.8	14.9
Operating expenses excluding depreciation and amortisation:
Employee benefits		(1,255.7)	(1,324.3)
Rail access		(441.5)	(449.3)
Fuel, oil and power		(323.9)	(418.2)
Repairs and maintenance		(281.8)	(315.8)
Lease and hire		(194.6)	(200.6)
Insurance		(43.8)	(53.2)
Other		(241.7)	(256.7)

Profit before depreciation, amortisation, net finance costs and tax		1,071.9	991.4
Depreciation		(312.5)	(360.8)
Amortisation		(47.9)	(46.6)

Profit before net finance costs and tax		711.5	584.0
Interest income	4.6	3.3	2.4
Interest expense		(188.8)	(191.9)
Other financing expenses		(12.2)	(14.3)
Credit value adjustment and fair value movements of unhedged derivatives		(6.8)	(21.5)

Finance expense	4.6	(207.8)	(227.7)

Net finance expense		(204.5)	(225.3)

Profit before tax		507.0	358.7
Tax expense	2.3	(146.2)	(101.7)

Profit after tax		360.8	257.0

Attributable to:
Owners of Asciano Limited	4.10	359.6	254.4
Non-controlling interests		1.2	2.6

		360.8	257.0

Earnings per Parent share
Basic – cents	2.5	36.9	26.1
Diluted – cents	2.5	36.8	26.1

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

3	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

Consolidated Statement of Comprehensive Income

For the year ended 30 June 2015

	Note	2015 $M	2014 $M
Profit after tax		360.8	257.0

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Defined benefit superannuation funds actuarial gains/(losses)	6.3	45.7	(6.3)
Income tax on items that will not be reclassified to profit or loss		(13.7)	1.9

Total items that will not be reclassified to profit or loss net of tax		32.0	(4.4)
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedge		40.8	(72.9)
Foreign currency translation differences for foreign operations		(1.3)	0.6
Income tax (expense)/benefit on items that may be reclassified subsequently to profit or loss		(12.6)	22.5

Total items that may be reclassified subsequently to profit or loss net of tax		26.9	(49.8)

Other comprehensive income/(loss) net of tax		58.9	(54.2)

Total comprehensive income		419.7	202.8

Total comprehensive income attributable to:
Owners of Asciano Limited		418.5	200.2
Non-controlling interests		1.2	2.6

		419.7	202.8

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

4	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

Consolidated Statement of Financial Position

As at 30 June 2015

	Note	2015 $M	2014 $M
Current assets
Cash and cash equivalents	4.2	127.3	167.3
Trade and other receivables	4.2	444.6	429.2
Prepayments and other assets		23.7	25.7
Inventories	3.5	41.4	33.3
Derivative financial assets	4.4	114.2	4.1
Assets held for sale	5.1	51.7	—

Total current assets		802.9	659.6

Non-current assets
Property, plant and equipment	3.1	4,465.3	4,306.7
Intangible assets	3.4	2,796.2	2,810.3
Equity accounted investments	5.3	30.4	30.9
Loans to joint ventures	4.2	56.2	56.2
Trade and other receivables	4.2	1.4	1.9
Prepayments and other assets		1.4	3.9
Inventories	3.5	38.8	31.6
Derivative financial assets	4.4	613.5	165.9
Net deferred tax assets	2.3	70.6	109.2

Total non-current assets		8,073.8	7,516.6

Total assets		8,876.7	8,176.2

Current liabilities
Trade payables	4.3	151.3	152.8
Other payables and accrued expenses	4.3	258.6	311.6
Provisions	2.4	52.4	74.4
Employee benefits	6.3	192.4	201.8
Loans and borrowings	4.3	519.5	0.6
Derivative financial liabilities	4.4	40.3	61.4
Current tax liabilities	2.3	30.7	10.4
Liabilities held for sale	5.1	14.1	—

Total current liabilities		1,259.3	813.0

Non-current liabilities
Other payables and accrued expenses	4.3	14.9	15.3
Provisions	2.4	62.5	65.4
Employee benefits	6.3	92.1	138.5
Loans and borrowings	4.3	3,426.5	3,370.0
Derivative financial liabilities	4.4	52.9	57.8

Total non-current liabilities		3,648.9	3,647.0

Total liabilities		4,908.2	4,460.0

Net assets		3,968.5	3,716.2

Equity
Contributed equity	4.9	8,604.5	8,609.3
Reserves	4.8	(4,342.0)	(4,721.2)
Accumulated losses	4.10	(312.6)	(189.3)

Equity attributable to owners of Asciano Limited		3,949.9	3,698.8
Non-controlling interests		18.6	17.4

Total equity		3,968.5	3,716.2

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

5	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

Consolidated Statement of Changes in Equity

For the year ended 30 June 2015

$M	Contributed equity	Reserves	Retained earnings	Total	Non- controlling interests	Total
Balance at 1 July 2013	8,606.1	(4,703.5)	(295.1)	3,607.5	14.8	3,622.3

Profit after tax	—	—	254.4	254.4	2.6	257.0
Other comprehensive income (“OCI”):
Net movement in cash flow hedge reserve	—	(72.9)	—	(72.9)	—	(72.9)
Defined benefit superannuation funds actuarial losses	—	—	(6.3)	(6.3)	—	(6.3)
Foreign currency translation differences for foreign operations	—	0.6	—	0.6	—	0.6
Income tax benefit on OCI	—	22.5	1.9	24.4	—	24.4

Total comprehensive income	—	(49.8)	250.0	200.2	2.6	202.8

Treasury shares allocated	7.9	—	—	7.9	—	7.9

Treasury shares acquired	(4.7)	—	—	(4.7)	—	(4.7)

Transactions with owners in their capacity as owners:
Profits transferred to profit reserve	—	144.2	(144.2)	—	—	—
Dividends paid	—	(117.0)	—	(117.0)	—	(117.0)
Employee equity benefits	—	4.9	—	4.9	—	4.9

	—	32.1	(144.2)	(112.1)	—	(112.1)

Balance at 30 June 2014 and 1 July 2014	8,609.3	(4,721.2)	(189.3)	3,698.8	17.4	3,716.2

Profit after tax	—	—	359.6	359.6	1.2	360.8
Other comprehensive income (“OCI”):
Net movement in cash flow hedge reserve	—	40.8	—	40.8	—	40.8
Defined benefit superannuation funds actuarial losses	—	—	45.7	45.7	—	45.7
Foreign currency translation differences for foreign operations	—	(1.3)	—	(1.3)	—	(1.3)
Income tax benefit on OCI	—	(12.6)	(13.7)	(26.3)	—	(26.3)

Total comprehensive income	—	26.9	391.6	418.5	1.2	419.7

Treasury shares allocated	7.9	—	—	7.9	—	7.9

Treasury shares acquired	(12.7)	—	—	(12.7)	—	(12.7)

Transactions with owners in their capacity as owners:
Profits transferred to profit reserve	—	514.9	(514.9)	—	—	—
Dividends paid	—	(163.3)	—	(163.3)	—	(163.3)
Employee equity benefits	—	0.7	—	0.7	—	0.7

	—	352.3	(514.9)	(162.6)	—	(162.6)

Balance at 30 June 2015	8,604.5	(4,342.0)	(312.6)	3,949.9	18.6	3,968.5

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

6	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

Consolidated Statement of Cash Flows

For the year ended 30 June 2015

	Note	2015 $M	2014 $M
Operating cash flows
Receipts from customers		4,293.0	4,435.3
Payments to suppliers and employees		(3,358.4)	(3,485.7)
Interest and other costs of finance paid		(215.8)	(200.4)
Interest received		3.3	2.4
Dividends received from joint ventures		14.5	12.2
Net income tax payments		(113.0)	(157.0)

Net operating cash inflows	2.6	623.6	606.8

Investing cash flows
Payments for property, plant and equipment and intangible assets		(581.6)	(701.2)
Proceeds from sale of property, plant and equipment and intangible assets		66.4	81.5
Acquisition of subsidiaries, net of cash acquired		—	(84.8)
Repayment of loans by joint ventures		—	0.5
Loans to related parties		(1.9)	—

Net investing cash outflows		(517.1)	(704.0)

Financing cash flows
Treasury shares acquired	4.9	(12.7)	(4.7)
Proceeds from exercise of share options		5.0	5.2
Proceeds from AUD bond issuance, net of transaction costs		345.5	—
Proceeds from GBP bond issuance, net of transaction costs		—	511.8
Payment of finance lease liabilities		(0.5)	(0.5)
Repayments of borrowings		(650.0)	(715.0)
Drawdown of borrowings		329.1	555.0
Dividends paid	4.7	(163.4)	(117.0)
Other		0.5	—

Net financing cash (outflows)/inflows		(146.5)	234.8

Net (decrease)/increase in cash and cash equivalents		(40.0)	137.6
Cash and cash equivalents at the beginning of the year		167.3	29.7

Cash and cash equivalents at the end of the year	4.2	127.3	167.3

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

7	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

1. How we have prepared this report

This section describes the key accounting principles and policies that we have adopted in preparing the financial statements for the Group as whole. Accounting policies specific to individual elements of the financial statements have been moved to the relevant section of the report where that element is disclosed. This section also analyses the impact of any newly endorsed accounting standards which will be effective for Asciano in future years.

Reporting entity

Asciano Limited (“Asciano”) is a for profit entity domiciled in Australia. Asciano is primarily involved in the management of port and rail assets and associated operations and services. This general purpose financial report (“report”) comprises the consolidated financial statements of Asciano the consolidated entity (“Asciano”) and its controlled entities (together “the Group”). The consolidated financial report was authorised for issue by the Board of Directors on 18 August 2015.

Basis of preparation

This report has been prepared in accordance with Australian Accounting Standards, including the Australian Accounting Interpretations adopted by the Australian Accounting Standards Board (“AASB”), and the Corporations Act 2001. The consolidated financial statements of Asciano comply with the International Financial Reporting Standards (“IFRS”) and the interpretations adopted by the International Accounting Standards Board (“IASB”).

Historical cost convention

The report has been prepared under the historical cost basis except for:

•	derivative financial assets and liabilities which are measured at fair value in accordance with AASB 139 Financial Instruments: Recognition and Measurement; and

•	a liability or asset in respect of defined benefit superannuation funds which is measured as the present value of the defined benefit obligation less the fair value of the superannuation fund’s assets and any unrecognised past service cost in accordance with AASB 119 Employee Benefits.

Functional currency

The functional and presentation currency of the report is Australian dollars, which is the functional currency of Asciano, and all amounts have been rounded off in accordance with ASIC Class Order 98/100 to the nearest one hundred thousand dollars, or in certain cases, to the nearest one thousand dollars.

Going concern

Asciano has a net current asset deficiency at 30 June 2015 of $456.4 million. Given that Asciano has an unutilised syndicated revolving credit facility of $350.0 million maturing in October 2016 and $650.0 million maturing in October 2019, the Directors believe Asciano has the capacity to pay its debts in full as and when they fall due.

Significant accounting policies

The significant accounting policies that have been adopted and that relate to the financial statements as a whole are set out below along with a summary of the impact of newly adopted accounting standards, amendments and interpretations, those that have not yet been adopted, and their expected impact on the reported results of the Group. A description of accounting policies specific to individual areas (e.g. revenue) have been included within the relevant note to the financial statements.

Foreign currency transactions

Transactions in foreign currencies are translated into Asciano’s functional currency at the exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated into the respective entity’s functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the statement of profit or loss or the statement of comprehensive income where appropriate.

Change in accounting policy

The Group has applied the following standards and amendments, including any consequential amendments to other standards for the first time for the annual reporting period commencing 1 July 2014.

•	AASB 2013-2 Offsetting Financial Assets and Financial Liabilities

•	AASB 2013-3 Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets

•	AASB 2013-4 Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting

•	AASB 2014-1 Part A: Annual improvements 2010-2012 and 2011-2013 cycles

•	AASB 2014-1 Part B: Defined Benefit Plans: Employee Contributions (Amendments to AASB 119)

•	ASX Corporate Governance Principles and Recommendations

As a result of adopting the new accounting standards and amendments the Group has made various changes to accounting policies which have had no material impact on the Group.

8	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

1. How we have prepared this report (continued)

New accounting standards and interpretations

A number of new accounting standards and interpretations have been published that are not mandatory for 30 June 2015 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below:

New or amended standards	Summary of requirements	Possible impact on consolidated financial statements
AASB 9 Financial Instruments

AASB 9, published in July 2014, replaces the existing guidance in AASB 139 Financial Instruments: Recognition and Measurement. AASB 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from AASB 139.

AASB 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted.

The Group has not yet completed its assessment of the potential impact on its consolidated financial statements resulting from the application of AASB 9.

AASB 15 Revenue from Contracts with Customers (Effective 1 July 2014)

AASB 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including AASB 118 Revenue and AASB 111 Construction Contracts.

AASB 15 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted.

The Group has completed an initial assessment of the potential impact on its consolidated financial statements resulting from the application of AASB 15 and determined that there is no material impact.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

9	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

1. How we have prepared this report (continued)

Critical accounting estimates and judgements

In the preparation of this report the Group was required to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis, and where necessary revisions are recognised in the period in which the estimate is revised.

Significant areas of estimation and critical judgements include impairment, depreciation, taxation, provisions for employee entitlements and other obligations. Further details of the nature of these assumptions and conditions are found in the relevant note.

Changes to the presentation of the financial statements and notes to the financial statements

In preparing these financial statements, we have changed the format and layout in order to make them less complex and more relevant to shareholders. We have grouped notes under seven key headings:

•	How we have prepared this report

•	How we have performed this year

•	Our business platform

•	How we fund the business and manage risks

•	How we structure the business

•	How we remunerate our employees

•	Other

Each section sets out the accounting policies applied in producing these notes together with any key judgements and estimates used. The purpose of these changes is to provide readers with a clearer understanding of what drives financial performance and position of the Group. As part of this exercise, a number of balances (including the prior year comparatives) have been disaggregated and shown separately on the Consolidated Statement of Financial Position and the Consolidated Statement of Profit or Loss.

The impact of the change to disclosed balance sheet categories on the Consolidated Statement of Financial Position is as follows:

	RESTATED 2014 $M	2014 $M
Non-current assets
Trade and other receivables	1.9	58.1
Loans to joint ventures	56.2	—
Prepayments	—	2.2
Other assets	—	1.7
Prepayments and other assets	3.9	—
Current liabilities
Trade and other payables	—	464.4
Trade payables	152.8	—
Other payables and accrued expenses	311.6	—
Provisions and employee benefits	—	276.2
Provisions	74.4	—
Employee benefits	201.8	—
Non-current liabilities
Trade and other payables	—	136.1
Other payables and accrued expenses	15.3	—
Employee benefits	120.8	—
Provisions and employee benefits	—	83.1
Provisions	65.4	—
Employee benefits	17.7	—

10	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2. How we have performed this year

This section focuses on the operating results and financial performance of the Group. This section includes disclosures relative to segmental financial information, taxes, provisions and earnings per share including the relevant accounting policies adopted in each area.

The Group’s key operating measure, at a segment level, is underlying earnings before interest and tax (underlying EBIT) which excludes the impact of material items. This reflects the way the operating businesses are managed and assessed from a profit and loss perspective by the Chief Operating Decision-maker.

An item is considered to be a material item, and disclosed as such, if it is deemed to be of a one-off nature and of sufficient quantum that it would have a distorting impact on the understanding of the underlying performance of the business.

2.1 Segment reporting

Accounting policy

A segment is a distinguishable component of Asciano that participates in business activities from which it may earn revenues and incur expenses. The operating results of the segments are regularly reviewed by the entity’s Chief Operating Decision-maker, John Mullen (CEO), enabling decisions about the allocation of resources to the segments and to assess their performance.

Segmental reporting structure

With effect from 1 July 2014, Asciano amended its segmental reporting structure following the decision to integrate Pacific National Coal and Pacific National Rail into a consolidated Pacific National business. With effect from this date, the Pacific National business is reported as one reporting segment encompassing all bulk rail haulage activities including coal, grain, construction materials and other bulks and all National Intermodal activities.

All prior year segment comparatives in this report have been restated to reflect these changes.

As such, for the 2015 financial year Asciano comprises the following three reportable segments:

•	Pacific National – consists of two broad business activities: National Intermodal freight haulage and Bulk Haulage. The National Intermodal freight haulage business provides interstate containerised freight services, interstate break bulk freight (steel), regional freight rail services in Queensland and hook and pull services for passenger trains. The Bulk Haulage business hauls a range of bulk goods around Australia by rail including coal, grain for domestic and export markets, minerals concentrate and construction materials.

•	Terminals & Logistics – consists of container stevedoring and associated import/export container supply chain logistics services from ship to destination and origin to ship. This division holds long-term lease concessions at container terminals in Brisbane, Sydney, Melbourne and Perth (Fremantle).

•	Bulk & Automotive Port Services – consists of a number of business activities providing port services and integrated supply chain solutions to customers including automotive stevedoring, vehicle processing, transport and storage, bulk and general stevedoring services, port related services and infrastructure management for bulk and general cargo.

Preparation of segmental information

Asciano operates principally in Australia and has no single external customer for which revenues amount to 10% or more of total revenue.

Inter-segment pricing is determined on an arm’s length basis and is generated from:

•	rolling stock and train crew services provided by Pacific National to Terminals & Logistics and Bulk & Automotive Port Services; and

•	rental income derived by Asciano Corporate from the various businesses that occupy premises owned by Asciano Corporate.

Segment results include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis. Unallocated items in the profit or loss comprise mainly interest and financing income and expenses, certain corporate head office expenses, and income tax assets and liabilities.

Material items

Material items comprise items of income or expense which are considered to be relevant to explaining the performance of Asciano and are, either individually or in aggregate, material to Asciano. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant Asciano-wide reorganisations or restructurings, accelerated depreciation charges to tangible assets and write-off of deferred establishment costs. This information assists the users of Asciano’s financial statements in their understanding of the underlying business results.

11	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.1 Segment reporting (continued)

The segment results for the year reconciled to the Group profit after tax are set out in the following table:

2015 $M	Pacific National	Terminals & Logistics	Bulk & Auto Port Services	Eliminations/ unallocated	Total
Revenue
External revenue	2,367.7	748.9	677.7	1.1	3,795.4
Inter-segment revenue	47.5	—	—	(47.5)	—

	2,415.2	748.9	677.7	(46.4)	3,795.4
Other income	15.5	0.4	27.7	0.1	43.7

Revenue and other income	2,430.7	749.3	705.4	(46.3)	3,839.1
Operating expenses	(1,584.7)	(537.5)	(606.0)	15.3	(2,712.9)
Share of net profit of joint ventures	—	1.3	14.5	—	15.8

Profit/(loss) before depreciation, amortisation, net finance costs, material items and tax	846.0	213.1	113.9	(31.0)	1,142.0
Depreciation	(218.4)	(51.7)	(28.5)	(5.3)	(303.9)
Amortisation	(30.6)	(3.5)	(2.2)	(11.6)	(47.9)

Profit/(loss) before net finance costs, material items and tax	597.0	157.9	83.2	(47.9)	790.2
Finance income	—	—	—	—	3.3
Finance expense	—	—	—	—	(207.8)

Profit before material items and tax					585.7
Material items
Pacific National integration[1]	(35.7)	—	—	—	(35.7)
Port Botany redevelopment[2]	—	(36.6)	—	—	(36.6)
Other restructuring expenses[3]	—	(0.3)	(4.2)	(1.9)	(6.4)

Profit before tax					507.0
Tax expense	—	—	—	—	(146.2)

Profit after tax	—	—	—	—	360.8

Material items

1.	The integration of the PN Coal and PN Rail businesses into a single Pacific National business continued in the current financial year, resulting in further material costs including:

(i)	additional employee restructuring costs of $27.1 million recognised as part of the employee benefit expense; and

(ii)	asset write-offs of $8.6 million principally related to the scrapping of additional locomotives and wagons and included as part of the depreciation expense.

The further integration costs recognised in the current financial year include restructuring and asset write-offs associated with the implementation of a coordinated National Operations Centre across Pacific National.

2.	The finalisation of the redevelopment of the Port Botany terminal resulted in a number of one-off costs which have been recognised as material items. The main costs recognised during the 2015 financial year included:

(i)	restructuring costs of $5.5 million recognised as part of the employee benefits expense; and

(ii)	other costs of $31.1 million reflecting additional operational costs as a result of the sub-contracting of work due to the impact of construction works and the costs associated with training the workforce to operate the automated terminal.

3.	The expansion of the Business Improvement Program announced by Asciano in the 2014 financial year resulted in the Group recognising additional restructuring costs of $6.4 million in the current financial year.

12	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.1 Segment reporting (continued)

2014 $M	Pacific National	Terminals & Logistics	Bulk & Auto Port Services	Eliminations/ unallocated	Total
Revenue
External revenue	2,449.1	704.2	761.2	11.6	3,926.1
Inter-segment revenue	22.3	44.4	—	(66.7)	—

	2,471.4	748.6	761.2	(55.1)	3,926.1
Other income	17.6	—	32.2	18.7	68.5

Revenue and other income	2,489.0	748.6	793.4	(36.4)	3,994.6
Operating expenses	(1,743.0)	(548.9)	(687.0)	21.4	(2,957.5)
Share of net profit of joint ventures	—	1.3	13.6	—	14.9

Profit/(loss) before depreciation, amortisation, net finance costs, material items and tax	746.0	201.0	120.0	(15.0)	1,052.0
Depreciation	(203.4)	(48.6)	(28.4)	(4.7)	(285.1)
Amortisation	(30.7)	(2.1)	(2.1)	(11.7)	(46.6)

Profit/(loss) before net finance costs, material items and tax	511.9	150.3	89.5	(31.4)	720.3
Finance income					2.4
Finance expense					(227.7)

Profit before material items and tax					495.0
Material items
Pacific National integration[1]	(81.8)	—	—	—	(81.8)
Port Botany redevelopment[2]	—	(38.5)	—	—	(38.5)
Other restructuring expenses[3]	—	(4.3)	(4.4)	(7.3)	(16.0)

Profit before tax					358.7
Tax expense					(101.7)

Profit after tax					257.0

Material items

1.	On 18 February 2014, Asciano announced a formal program to integrate the PN Coal and PN Rail businesses into a single Pacific National business. This integration process resulted in a number of one-off material costs in the 2014 financial year including:

(i)	employee restructuring costs of $26.2 million recognised as part of the employee benefit expense;

(ii)	asset write-offs of $52.4 million principally related to the scrapping of locomotives and wagons and are included as part of the depreciation expense; and

(iii)	other project related costs of $3.2 million.

2.	The redevelopment of the Port Botany terminal resulted in a number of one-off costs which have been recognised as material items. The main costs recognised during the 2014 financial year included:

(i)	restructuring costs of $10.5 million recognised as part of the employee benefits expense;

(ii)	an additional depreciation charge of $22.1 million reflecting both the write-off of assets and the shorter useful economic life of assets that have become obsolete during the year or will become so by the end of the redevelopment; and

(iii)	other costs of $5.9 million reflecting additional operational costs as a result of the impact of construction works and the costs associated with training the workforce to operate the automated terminal.

3.	On 18 February 2014, Asciano announced an expansion of its Business Improvement Program including a review of corporate and divisional support functions as well as operational functions across the Group. As a result of these reviews, the Group has recognised other restructuring costs of $16.0 million in the 2014 financial year.

13	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.1 Segment reporting (continued)

Accounting policy

Segment assets and liabilities include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis.

Unallocated items comprise mainly investments, loans and borrowings, corporate assets such as head office leasehold properties and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

The segment contribution to Group assets and liabilities are set out below:

2015 $M	Pacific National	Terminals & Logistics	Bulk & Auto Port Services	Eliminations/ unallocated	Total
Assets	4,361.6	2,659.5	665.9	1,166.0	8,853.0
Equity accounted investments	—	3.4	27.0	—	30.4

Segment assets	4,361.6	2,662.9	692.9	1,166.0	8,883.4
Segment liabilities	(685.7)	(332.2)	(309.4)	(3,587.6)	(4,914.9)

Net assets/(liabilities)	3,675.9	2,330.7	383.5	(2,421.6)	3,968.5

Capital expenditure	259.0	230.2	65.1	12.6	566.9

2014
Assets	4,307.6	2,490.4	639.9	707.4	8,145.3
Equity accounted investments	—	2.9	28.0	—	30.9

Segment assets	4,307.6	2,493.3	667.9	707.4	8,176.2
Segment liabilities	(499.2)	(380.1)	(321.6)	(3,259.1)	(4,460.0)

Net assets/(liabilities)	3,808.4	2,113.2	346.3	(2,551.7)	3,716.2

Capital expenditure	398.1	278.1	48.3	29.2	753.7

14	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.2 Revenue and other income

Accounting policy

Revenue is measured at the amount received or receivable from the customer, net of GST, for services rendered. Revenue recognition is not considered to be a critical area of judgement and estimate for the Group.

The material revenue streams and the recognition principles applied by the Group are as follows:

Rail haulage	Rail haulage revenue is earned from the movement of containerised and bulk freight. Revenue is recognised when the risks and rewards are transferred to the customer, generally considered to be when the freight arrives at its intended destination. Revenue is presented net of any customer rebates, and includes the recoverable track access fees and fuel related costs when paid by Asciano on behalf of the customer.

Stevedoring	Stevedoring revenue is earned from the loading and unloading of containerised and bulk freight between land and sea transportation. Revenue derived from the movement of containerised freight is normally recognised at the point of vessel departure. Revenue derived from the movement of bulk freight is recognised in accordance with the terms of the customer contract, usually when the loading or unloading of the vessel is complete.

Other logistics	Other logistics revenue is primarily earned from the processing, storage and movement of freight across import/export supply chains, generally between the wharf and the customer specified origin/destination. Revenue is recognised following the provision of the service and/or in accordance with agreed contractual terms.

	2015 $M	2014 $M
Revenue
Rail haulage	2,286.2	2,300.9
Stevedoring	670.2	699.8
Other logistics	839.0	925.4

Total revenue	3,795.4	3,926.1

Other income
Net gain on sale of property, plant and equipment	24.7	26.0
Lease rental income	19.3	13.3
Other	(0.3)	29.2

Total other income	43.7	68.5

Other income

The net gain from the sale of property, plant and equipment is inclusive of a gain of $19.8 million related to the sale of land at Laverton North.

In the comparative period, the net profit from the sale of property, plant and equipment included a $14.7 million gain on sale of land at Ingleburn and a $10.7 million gain on sale of land at Pedders Creek, Adelaide.

In the comparative period, other income included income arising on the settlement reached with the Port of Melbourne Corporation in relation to the early lease termination at Webb Dock and associated costs.

15	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.3 Taxes

Accounting policy

Tax expense comprises current and deferred tax and is recognised in the statement of profit or loss or the statement of comprehensive income according to the accounting treatment of the related transaction.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax in respect of previous years. Deferred tax expense represents the tax expense in respect of the future tax consequences of recovering or settling the carrying amount of an asset or liability. Both are calculated using tax rates for each jurisdiction, enacted or substantially enacted at the reporting date, and for deferred tax those that are expected to apply when the asset is realised or the liability is settled.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:

•	initial recognition of assets or liabilities, other than in a business combination, that affect neither accounting nor taxable profit;

•	recognition of goodwill; and

•	investments in subsidiaries to the extent that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to the same taxable entity and the same taxation authority.

Asciano Limited and its wholly owned Australian resident entities are part of a tax consolidated group and are therefore taxed as a single entity. The head entity within the tax consolidated group is Asciano Limited, and a tax sharing agreement has been put in place between it and the entities in the tax consolidated group. The tax sharing agreement details how the income tax liabilities would be allocated between the entities should Asciano Limited default on its tax obligations.

Current tax expense/income, deferred tax liabilities and deferred tax assets of the members of the tax consolidated group are recognised in the separate financial statements of the members using the “group allocation method”, by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Assets or liabilities arising under tax funding arrangements are recognised as amounts receivable from or payable to other entities in the Group, and are due and payable as requested by the head entity.

Critical accounting estimates and judgements

Interpretation and application of tax legislation

Asciano’s accounting for income tax requires the Group’s judgement as to the types of arrangements considered to be subject to tax. Judgement is also required in relation to the application of existing tax legislation, including the impact of Australian Taxation Office interpretation and ongoing Federal Government reviews of existing legislation.

Recoverability of deferred tax assets

Deferred tax assets, including those arising from carried forward losses, capital losses and temporary differences, are recognised when it is considered more likely than not that they will be recovered. Recoverability is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on the Group’s estimates of future cash flows, which in turn depend on estimates of future sales volumes, operating costs, capital expenditure, dividends to shareholders and other capital management transactions.

The Asciano tax consolidated group has $23.9 million of unrecognised benefits ($7.2 million deferred tax asset) relating to capital assets, which have not been recognised as it is not considered probable that there would be taxable income against which they could be utilised.

16	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.3 Taxes (continued)

The total taxation charge in the statement of profit or loss is analysed as follows:

	2015 $M	2014 $M
Current tax expense	131.3	119.6
Deferred tax expense/(benefit)	18.8	(15.4)
Adjustments of deferred tax for prior periods	(5.8)	0.6
Adjustments of current tax for prior periods	1.9	(3.1)

Total income tax expense	146.2	101.7

Reconciliation of income tax expense to prima facie tax payable:
Profit before tax	507.0	358.7

Income tax at 30% (2014: 30%)	152.1	107.6
Other non-deductible items	0.4	0.5
Recognition and derecognition of temporary differences	1.7	—
Non-assessable equity accounted profit	(4.7)	(4.6)
Assessable income and distributions from associate investments	6.5	4.7
Franking credits on taxable dividends	(4.5)	(3.5)
Adjustments of current tax for prior periods	1.9	(3.1)
Adjustments of deferred tax for prior periods	(5.8)	0.6
Difference in overseas tax rates	(0.3)	(0.5)
Other non-deductible expenses	(1.1)	(0.5)

Income tax expense recognised in the profit or loss	146.2	101.7
Tax recognised directly in other comprehensive income
Changes in fair value of cash flow hedge	12.6	(22.5)
Defined benefit superannuation funds actuarial gains/(losses)	13.7	(1.9)

	26.3	(24.4)

Other
Deferred tax balances acquired in business combinations	—	(1.5)

Effective tax rate for the Group

For the year ended 30 June 2015, the Group’s effective tax rate was 28.8% (2014: 28.4%).

Asciano’s effective tax rate has been calculated in accordance with AASB 112 by dividing the Group’s income tax expense by the Group’s accounting profit before tax.

As the Asciano income tax consolidated group has income in excess of $100 million per annum, under provisions enacted in 2013 in the Tax Administration Act 1953, the Australian Taxation Office (“ATO”) will publish certain key income tax statistics in relation to Asciano such as total income, taxable income and Australian income tax payable. It is expected that the statistics for the year ended 30 June 2014 will be published towards the end of the 2015 calendar year.

There are various reasons why the Group’s accounting profit may differ from the taxable income published by the ATO, including:

•	Asciano’s consolidated financial statements include wholly and partially owned subsidiaries (including New Zealand subsidiaries) whereas the statistics published by the ATO relate only to Asciano Limited and its wholly owned Australian subsidiaries, which form the Asciano income tax consolidated group.

•	It is common for accounting depreciation and tax depreciation/capital allowances to be calculated differently. This may be due to differences in effective lives, methods (straight line or diminishing value), cost bases, or eligibility criteria.

•	There are various other differences in the timing of the recognition of income or deductions for accounting and tax purposes. A common example is the employee leave provisions which are deductible as paid for tax purposes and expensed on an accruals basis for accounting purposes.

•	Asciano’s accounting profit before tax includes profits attributed from equity accounted investments that are not assessable for tax purposes. Asciano would generally only be assessed for tax purposes on distributions received from these investments.

17	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.3 Taxes (continued)

Similarly, income tax paid by a company in respect of a year of income will generally differ from the amount of tax paid in the company’s cash flow statement for various reasons including:

•	income tax payments that relate to an income year are generally not wholly paid within the financial year; and

•	income tax paid by equity accounted investments would not be reported in the Group’s cash flow statement.

Current tax assets and liabilities

The current tax payable for Asciano of $30.7 million (2014: $10.4 million payable) for the current reporting period represents $32.6 million of income tax payable for the Asciano tax consolidated group and a $1.9 million tax receivable for Asciano subsidiaries that are not members of the Asciano tax consolidated group.

Recognised deferred tax assets and liabilities

The nature and movements in deferred tax assets/liabilities during the year were as follows:

2015	Balance 1 July $M	Recognised in the statement of profit or loss $M	Acquired in business combinations $M	Recognised in equity $M	Utilisation of tax losses $M	Other[1] $M	Balance 30 June $M	Assets $M	Liabilities $M
Property, plant and equipment	(60.6)	(14.8)	—	—	—	—	(75.4)	39.5	(114.9)
Intangible assets	(27.6)	9.2	—	—	—	—	(18.4)	—	(18.4)
Derivatives	40.3	2.3	—	(12.6)	—	—	30.0	30.0	—
Inventories	13.3	(2.1)	—	—	—	—	11.2	12.6	(1.4)
Annual leave	27.7	(1.6)	—	—	—	—	26.1	26.1	—
Long service leave	32.5	0.8	—	—	—	—	33.3	33.3	—
Other employee provisions	53.7	(1.5)	—	(13.7)	—	—	38.5	38.5	—
Restructuring provision	12.8	(2.7)	—	—	—	—	10.1	10.1	—
Other provisions	7.9	(2.1)	—	—	—	—	5.8	5.8	—
Other	9.2	(0.5)	—	—	—	0.7	9.4	12.1	(2.7)

Net tax assets/(liabilities)	109.2	(13.0)	—	(26.3)	—	0.7	70.6	208.0	(137.4)

2014
Property, plant and equipment	(42.1)	(17.0)	(1.5)	—	—	—	(60.6)	44.9	(105.5)
Intangible assets	(35.5)	8.6	(0.7)	—	—	—	(27.6)	—	(27.6)
Derivatives	12.3	5.5	—	22.5	—	—	40.3	55.5	(15.2)
Inventories	6.3	7.0	—	—	—	—	13.3	14.5	(1.2)
Annual leave	26.3	1.0	0.4	—	—	—	27.7	27.7	—
Long service leave	30.6	1.9	—	—	—	—	32.5	32.5	—
Other employee provisions	49.7	2.1	—	1.9	—	—	53.7	53.7	—
Restructuring provision	5.6	7.2	—	—	—	—	12.8	12.8	—
Other provisions	10.4	(2.6)	0.1	—	—	—	7.9	7.7	0.2
Other	8.4	1.1	(0.3)	—	—	—	9.2	14.7	(5.5)
Tax losses carried forward:
Revenue	—	—	0.5	—	(0.5)	—	—	—	—

Net tax assets/(liabilities)	72.0	14.8	(1.5)	24.4	(0.5)	—	109.2	264.0	(154.8)

1.	Other includes $0.7 million of deferred tax liabilities transferred to liabilities held for sale.

18	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.4 Provisions and contingent liabilities

Accounting policy

A provision is recognised in the statement of financial position if, as a result of a past event, Asciano has a present legal or constructive obligation, it is probable that cash will be paid to settle the obligation and that an amount can be estimated reliably. The amount to recognise is determined by discounting the expected future cash outflows by a rate that reflects the current market assessment of the time value of money and the risks specific to the liability.

The unwinding of the discount is recognised as a finance cost.

Variances in any of the assumptions used in recognising provisions can have a material impact on the provision recorded in the following year and are recognised prospectively in profit or loss.

A liability that is not sufficiently certain to qualify for recognition as a provision and where uncertainty may exist regarding the outcome of future events is disclosed in these financial statements as a contingent liability where it is considered material to the user’s understanding of the Asciano financial statements.

Critical accounting estimates and judgements

Workers compensation self-insurance

Where Asciano acts as a self-insurer for workers compensation claims under relevant federal, state and territory legislation, a provision is made for all individual workers compensation claims incurred and both reported and not reported claims up to $1.0 million. Independent actuarial valuations are used to estimate the provision required. Individual claims over $1.0 million are reinsured. The determination of the provision required is dependent on a number of assumptions including the total future cost to finalise existing open claims, wage increases that will impact existing claims, a discount rate that is based on Australian Corporate Bond yields as per the Milliman report, inflation, and the amount of claims that have been incurred but not yet reported.

Restructuring

A provision for restructuring is recognised when the business has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly and there is a valid expectation amongst those affected. The provision calculation includes several estimates and assumptions including the timing and cost of site closures, timing and cost of curtailment of operations and costs for incidental services such as legal and consulting. Estimates are also required of the likely number of employees who will exit the business, number of staff who may accept redeployment, final cost of property and site make-good, asset valuations and realisation from sale of discontinued assets.

Incident

Where Asciano is involved in an incident, such as a train derailment, and it is probable that Asciano will be held liable for the consequential damage, a provision equal to the estimated cost of third party claims is recognised.

Travel passes

The provision in respect of travel passes arises from Asciano’s obligation to retired ex-employees of FreightCorp (the business acquired by an Asciano subsidiary in 2002), who held a life-long travel pass and ex-employees of FreightCorp, who became employees of Pacific National, who were expected to become entitled to a retiree pass on exiting the business.

A significant portion of the liability is in relation to retirees who were never employees of Asciano (the liability was assumed by Asciano as a result of the business combination in 2002) and therefore the provision is not treated as an employee benefit for reporting purpose. The provision represents the estimated cost of these passes over the lifetime of the travel pass holders, including the associated fringe benefit tax, and is based on an independent actuarial assessment conducted by ABS (PL) Pty Limited taking into account estimates of the age of the passholder, length of service, expected exit date, and life expectancy.

For the current reporting period, Asciano used a discount rate based on Corporate Bond yields to determine the travel pass provision required. In prior periods, the discount rate used in determining this liability was based on NSW Bond yields.

The effect of the change to the discount rate on the Consolidated Statement of Financial Position is as follows:

2015 $M	Travel passes
Balance as at 30 June 2015 using NSW Bond rate	39.9
Impact of the change from NSW Bond rate to Corporate Bond rate	(5.9)

Balance as at 30 June 2015	34.0

The effect on the Consolidated Statement of Profit or Loss is as follows:

Decrease in employee benefit expenses (net of tax)	4.1

Decrease in profit after tax	4.1

19	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.4 Provisions and contingent liabilities (continued)

Critical accounting estimates and judgements

Other provisions

Other provisions include, for example, the crane decommissioning provision, site restoration provision and legal provisions. Legal provisions represent an estimate of the cost of defending and/or settling any claims against Asciano. Timing of expenditure varies on a case-by-case basis.

Provisions

The movements in provisions during the year are as follows:

2015 $M	Workers compensation	Restructuring	Incident	Travel passes	Site restoration	Other	Total
Opening balance	28.1	44.5	15.2	35.3	9.7	7.0	139.8
Made	4.1	40.3	5.0	—	0.6	0.2	50.2
Reclass to held for sale	—	—	—	—	—	(0.2)	(0.2)
Utilised	(5.8)	(51.8)	(6.5)	(0.8)	(1.4)	(2.6)	(68.9)
Reversed	—	—	(6.5)	(1.6)	—	—	(8.1)
Discount unwind	0.6	—	—	1.1	—	0.4	2.1

Closing balance	27.0	33.0	7.2	34.0	8.9	4.8	114.9

Represented by:
Current	5.1	32.8	7.2	1.5	2.2	3.6	52.4
Non-current	21.9	0.2	—	32.5	6.7	1.2	62.5

	27.0	33.0	7.2	34.0	8.9	4.8	114.9

Provisions made include $40.3 million for restructuring costs which primarily relates to $26.0 million of expected employee redundancy costs in the Pacific National division and $5.6 million relates to additional costs of termination payments made to employees impacted by the restructuring at Port Botany.

Provisions utilised during the year include $51.8 million of restructuring costs. The majority of this relates to termination payments made to employees restructured as part of the redevelopment of Port Botany and the ongoing restructuring in Pacific National.

Contingent liabilities

Litigation

From time to time, Asciano is subject to claims and litigation during the normal course of business. The Board has given consideration to such matters, which are or may be subject to litigation at year end and, subject to specific provisions raised, is of the opinion that no material liability exists.

Environmental liabilities

Asciano provides for all known environmental liabilities. While the Board believes that its provisions for environmental rehabilitation are adequate, there can be no assurance that material new provisions will not be required as a result of new information or regulatory requirements with respect to known sites, or identification of new remedial obligations at other sites.

20	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.5 Earnings per share

Accounting policy

Basic earnings per share is calculated by dividing the net profit or loss attributable to shareholders of Asciano Limited by the weighted average number of ordinary shares outstanding during the year. Shares on issue are adjusted for the impact of treasury shares which consist of shares in Asciano that are held in trust for the benefit of satisfying equity compensation plans.

Diluted earnings per share reflects any commitments Asciano has to issue shares in the future to the extent that they will have a dilutive impact on the existing shares. In 2015, this comprised share rights from the Group’s equity-based compensation plan. To calculate the impact it is assumed that all share rights are exercised.

	2015 cents	2014 cents
Parent basic earnings per share	36.9	26.1
Parent diluted earnings per share	36.8	26.1

The calculation of earnings per share was based on the information as follows:

Profit attributable to Parent shareholders	359.6	254.4

Basic weighted average number of ordinary shares	2015	2014
In thousands of shares
Issued shares	975,386	975,386
Effect of own shares held	(211)	(921)
Effect of own shares acquired	(670)	(222)
Effect of share awards exercised	451	446

Balance at end of financial year	974,956	974,689

Basic weighted average number of ordinary shares	974,956	974,689
Shares issuable under equity-based compensation plans	1,235	1,700

Diluted weighted average number of ordinary shares	976,191	976,389

At 30 June 2015, there were 2.8 million rights (2014: 2.7 million rights and 0.7 million options) excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

21	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

2.6 Reconciliation of net operating cash flows

	2015 $M	2014 $M
Profit after tax	360.8	257.0
Adjustments for non-cash items:
Depreciation	312.5	360.8
Amortisation of intangible assets	47.9	46.6
Guarantee and commitment fees	6.0	—
Amortisation of capitalised borrowing costs	4.1	4.7
Unwind of discount on long-term provisions	2.1	2.3
Share of joint ventures’ profit net of distributions received	(1.3)	(2.7)
Net gain on sale of property, plant and equipment	(24.7)	(26.0)
Equity-settled share-based payment transactions	3.9	4.9
Borrowing costs capitalised to qualifying assets	(21.5)	(10.2)
Fair value movements of derivatives not designated in a hedge relationship	13.7	13.5
Credit value adjustment on derivatives	(6.9)	8.0
Restructuring expense	38.5	20.6
Other non-cash items	2.7	(13.4)
(Increase)/decrease in assets
Trade and other receivables	(22.0)	(20.8)
Inventories	(15.4)	5.2
Prepayments and other assets	1.2	8.4
Change in net deferred tax assets	14.0	(21.1)
Increase/(decrease) in liabilities
Trade and other payables	(94.4)	1.0
Current tax liabilities	20.3	(42.0)
Provisions and employee benefits	(17.9)	10.0

Net operating cash flows	623.6	606.8

22	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

3. Our business platform

This section principally shows the physical assets used by the Group to generate profits and revenue. These largely comprise the port and rail heavy infrastructure assets (in section 3.1) that are utilised by Asciano to service Australia’s import, export and domestic supply chains, as well as the long-term contractual commitments and leases that the Group has committed to and which help to protect our long-term position in the market.

This part of the report also includes sections covering intangible assets and inventory which also contribute to the business platform for generating profits and revenues.

3.1 Property, plant and equipment

Accounting policy

Items of property, plant and equipment are stated at the cost originally paid less accumulated depreciation and any impairment losses.

Cost recognition

The cost of self-constructed assets, for example the redevelopment of Port Botany, includes the cost of materials, direct labour, other directly attributable costs, the future cost of dismantling and removing the items and restoring the sites on which they are located, and where applicable capitalised borrowing costs.

Where parts of an item of property, plant and equipment have different useful lives, for example the constituent parts of a locomotive, they are accounted for as separate components of property, plant and equipment.

Subsequent costs of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to Asciano, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised.

The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation

Items of property, plant and equipment, including buildings and leasehold property but excluding freehold land, are depreciated on a straight line basis over their estimated useful lives. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately. Leased assets are depreciated over the shorter of the lease term and their useful lives.

Depreciation methods and useful lives, as well as residual values, are reassessed annually.

The Group classifies items of property, plant and equipment into five major categories. The table below sets out a description of the type of assets within each category and the useful lives applied to each category:

Asset class	Description and example assets within class	Estimated useful life
Land	Asciano owns various real estate holdings used to operate its rail and port infrastructure businesses, such as the Chullora Freight Terminal in NSW or Nebo Train Support Facility in Queensland.	Indefinite

Buildings	Freehold buildings on land owned by Asciano.	20 to 40 years

Plant and equipment

Plant and equipment used by the Group to generate its revenues.

Some of the larger items of plant and equipment include:

•  cranes;

•  locomotives;

•  wagons; and

•  rail provisioning and maintenance facilities.

3 to 45 years • 20 years • 30 years • 25 years • 20 to 40 years

Leasehold improvements	Leasehold improvements are all enhancements to leased space paid for by the Group that revert to the landlord upon termination of the lease. They include leasehold improvements for the four major container terminals operated under long-term leases and include any buildings at these terminals.	5 to 40 years

Work in progress	Work in progress comprises amounts spent on various capital projects including construction and capital improvement of locomotives, wagons and lifting equipment, and development works at various rail and port terminals.	Depreciation commences when assets are available for use

23	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

3.1 Property, plant and equipment (continued)

Critical accounting estimates and judgements

Property, plant and equipment that is subject to depreciation is reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indications of impairment may include changes in technology and business performance.

2014	Land $M	Buildings $M	Plant and equipment $M	Leasehold improvements $M	Work in progress $M	Total $M
Cost
Opening balance	290.2	247.0	4,380.4	660.3	499.7	6,077.6
Acquisitions	21.1	15.0	62.1	—	689.0	787.2
Acquisitions through business combinations	27.7	12.5	20.3	—	—	60.5
Transfers	—	13.6	446.8	18.9	(517.0)	(37.7)
Disposals	(57.4)	(9.6)	(66.7)	(54.5)	—	(188.2)

Closing balance	281.6	278.5	4,842.9	624.7	671.7	6,699.4
Accumulated depreciation and impairment losses
Opening balance	—	(50.2)	(1,735.3)	(365.9)	—	(2,151.4)
Depreciation	—	(8.6)	(271.1)	(26.7)	—	(306.4)
Impairment	—	—	(38.7)	(4.0)	—	(42.7)
Disposals	—	1.8	59.9	46.1	—	107.8

Closing balance	—	(57.0)	(1,985.2)	(350.5)	—	(2,392.7)

2015
Cost
Opening balance	281.6	278.5	4,842.9	624.7	671.7	6,699.4
Acquisitions[1]	—	—	—	—	566.1	566.1
Transfers[2]	14.1	36.9	295.7	380.9	(762.9)	(35.3)
Reclassification to assets held for sale	—	—	(58.1)	—	(1.2)	(59.3)
Disposals	(27.1)	(5.3)	(123.1)	(20.7)	—	(176.2)

Closing balance	268.6	310.1	4,957.4	984.9	473.7	6,994.7
Accumulated depreciation and impairment losses
Opening balance	—	(57.0)	(1,985.2)	(350.5)	—	(2,392.7)
Depreciation	—	(12.3)	(258.0)	(30.6)	—	(300.9)
Impairment	—	—	(6.6)	—	—	(6.6)
Reclassification to assets held for sale	—	—	31.9	—	—	31.9
Disposals	—	5.7	113.1	20.1	—	138.9

Closing balance	—	(63.6)	(2,104.8)	(361.0)	—	(2,529.4)

Carrying amounts
At 1 July 2013	290.2	196.8	2,645.1	294.4	499.7	3,926.2
At 30 June 2014	281.6	221.5	2,857.7	274.2	671.7	4,306.7
At 30 June 2015	268.6	246.5	2,852.6	623.9	473.7	4,465.3

1.	Included in the cost of property, plant and equipment acquisitions is $21.5 million (2014: $10.2 million) of borrowing costs capitalised to qualifying assets. An average capitalisation rate of 6.6% (2014: capitalisation rate of 6.8%) was used.
2.	Transfers include $35.3 million of software (2014: $33.6 million of software and $3.4 million of future track access rights) transferred from plant and equipment to intangible assets.

24	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

3.2 Operating and finance leases

Accounting policy

Where Asciano is a lessee and enters into a lease that transfers substantially all the risks and rewards of ownership of the asset to the Group, the lease is classified as a finance lease. On initial recognition at the commencement of the lease, the leased asset is recognised within property, plant and equipment and is measured at an amount equal to the lower of its fair value and the present value of the future minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset set out in note 3.1.

The corresponding lease liability, which comprises the principal plus accrued interest, is also recognised within note 4.3 with lease payments allocated between the lease liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to achieve a constant rate on the finance balance outstanding.

Other leases entered into by Asciano are classified as operating leases and the leased assets are not recognised on the statement of financial position. Payments made under operating leases are recognised in the profit or loss on a straight line basis over the term of the lease. Lease incentives received are recognised in the profit or loss as an integral part of the total lease expense and spread over the lease term.

Critical accounting estimates and judgements

Determining whether a lease is a finance lease requires judgement as to whether substantially all of the risks and benefits of ownership have been transferred to the Group. Estimates used by the Group in making this assessment include the useful economic life of assets, the fair value of the asset and the discount rate applied to the total payments required under the lease.

Operating leases

At reporting date, the Group is contracted to make the following future minimum operating lease payments:

	2015 $M	2014 $M
Non-cancellable operating lease rentals are payable as follows:
Within one year	116.7	124.1
One year or later and no later than five years	363.2	343.4
Later than five years	755.9	842.7

	1,235.8	1,310.2

Asciano leases property under non-cancellable operating leases expiring between one month and 42 years. Lease payments comprise a base amount plus an incremental contingent rental (if required). Contingent rentals are based on either movements in the CPI or operating criteria.

Finance lease assets

As at 30 June 2015 the carrying value of plant and equipment under finance lease is $1.3 million (2014: $1.8 million) and the amounts payable under finance leases are as follows:

	2015 $M	2014 $M
Non-cancellable finance lease rentals are payable as follows:
Within one year	0.6	0.6
One year or later and no later than five years	0.7	1.2

	1.3	1.8

25	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

3.3 Capital and other commitments

Accounting policy/explanation

Asciano discloses capital and other commitments comprising contracted capital expenditure that will result in cash outflows in future years, but are not recognised as a liability at reporting date.

	2015 $M	2014 $M
Plant and equipment
Contracted capital expenditure committed but not yet payable:
Within one year	112.2	305.0
One year or later and no later than five years	23.5	161.7
Later than five years	10.0	9.3

	145.7	476.0

Maintenance commitments
Non-cancellable maintenance contracts committed but not yet payable:
Within one year	21.5	19.7
One year or later and no later than five years	40.3	30.6

	61.8	50.3

Other commitments
Non-cancellable other contracts committed but not yet payable:
Within one year	8.5	24.9
One year or later and no later than five years	2.2	0.5

	10.7	25.4

3.4 Intangible assets

Accounting policy

Goodwill

Goodwill represents the future economic benefits that arise from assets that are not capable of being individually identified and separately recognised when the Group undertakes business combinations. Goodwill is calculated as the excess of the cost of an acquisition over the fair value of Asciano’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Transaction costs incurred in connection with business combinations such as legal fees, due diligence fees and other professional services are expensed as incurred and not included in this calculation. Goodwill is recognised at cost less any accumulated impairment losses.

Goodwill is allocated to cash generating units (“CGUs”) which represent the smallest group of assets that independently generate cash flow and whose cash flow is largely independent of cash flows generated by other assets. Goodwill is not amortised but is tested at least annually for impairment.

In respect of joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the joint venture.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Negative goodwill arising on an acquisition is recognised directly in the profit or loss.

26	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

3.4 Intangible assets (continued)

Accounting policy

Other intangible assets

Other intangible assets are those which are identifiable and can be sold separately or arise from legal rights. These can be acquired or internally generated.

Each class of intangible asset’s valuation method on initial recognition, amortisation method and estimated useful life is set out in the table below:

Class of intangible asset	Valuation method	Amortisation methods	Estimated useful life
IT development software	Initially at cost and subsequently at cost less accumulated amortisation. Costs include external direct costs of materials and services, and direct payroll and payroll related costs of employees’ time spent on the project.	Straight line	3 to 15 years

Customer contracts and relationships	Expected future cash flows from those contracts and relationships existing at the date of acquisition are estimated. These cash flows are then discounted back to present value.	Straight line	5 to 10 years

Brand names	Applying a royalty rate to the expected future revenues over the life of the brand.	Tested for impairment annually	Indefinite life

Other	Initially at cost and subsequently at cost less accumulated amortisation.	Straight line	20 to 44 years

Critical accounting estimates and judgements

Development costs

For internal IT projects to develop products or systems, judgement is involved in determining which costs relate to the research phase and which relate to the development phase of the project. This is because research costs are expensed to the profit or loss as incurred. IT development costs are capitalised to the statement of financial position where Asciano has an intention and ability to use the related asset.

Indefinite useful life of brand name

The Patrick brand is associated with businesses that currently operate within markets with high pecuniary, legislative and resource barriers to entry. It is anticipated that there is no foreseeable limit to the period over which the brand name is expected to generate net cash inflows for Asciano, and as such has been regarded as an indefinite useful life intangible asset. The useful life of brand names is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset, which is tested for impairment annually.

27	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

3.4 Intangible assets (continued)

Set out below is the movement in the cost and accumulated amortisation and impairment of the Group’s intangible assets:

2014	Goodwill $M	IT development and software $M	Customer contracts and relationships $M	Brand name $M	Other[1] $M	Total $M
Cost
Opening balance	3,566.0	172.6	458.6	25.0	13.9	4,236.1
Acquisitions	—	—	—	—	0.9	0.9
Acquisitions through business combinations	22.3	—	2.4	—	—	24.7
Transfers from property, plant and equipment	—	5.6	—	—	32.1	37.7
Disposals	—	(24.5)	—	—	—	(24.5)

Closing balance	3,588.3	153.7	461.0	25.0	46.9	4,274.9
Accumulated amortisation and impairment losses
Opening balance	(962.9)	(128.0)	(351.4)	—	—	(1,442.3)
Amortisation	—	(15.8)	(28.3)	—	(2.5)	(46.6)
Disposals	—	24.6	—	—	—	24.6
Other	—	—	(0.3)	—	—	(0.3)

Closing balance	(962.9)	(119.2)	(380.0)	—	(2.5)	(1,464.6)

2015
Cost
Opening balance	3,588.3	153.7	461.0	25.0	46.9	4,274.9
Acquisitions	2.4	—	—	—	—	2.4
Transfers from property, plant and equipment	—	30.3	—	—	5.0	35.3
Reclassification to assets held for sale	—	(5.3)	—	—	—	(5.3)
Disposals	—	(0.5)	—	—	—	(0.5)
Other	—	(0.2)	—	—	—	(0.2)

Closing balance	3,590.7	178.0	461.0	25.0	51.9	4,306.6
Accumulated amortisation and impairment losses
Opening balance	(962.9)	(119.2)	(380.0)	—	(2.5)	(1,464.6)
Amortisation	—	(17.3)	(29.7)	—	(0.7)	(47.7)
Reclassification to assets held for sale	—	1.3	—	—	—	1.3
Disposals	—	0.6	—	—	—	0.6
Other	—	—	(1.5)	—	1.5	—

Closing balance	(962.9)	(134.6)	(411.2)	—	(1.7)	(1,510.4)

Carrying amounts
At 1 July 2013	2,603.1	44.6	107.2	25.0	13.9	2,793.8
At 30 June 2014	2,625.4	34.5	81.0	25.0	44.4	2,810.3
At 30 June 2015	2,627.8	43.4	49.8	25.0	50.2	2,796.2

1.	Other intangible assets comprise $16.5 million of future track access rights and $33.7 million of software work in progress.

28	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

3.4 Intangible assets (continued)

Critical accounting estimates and judgements

Impairment

Goodwill and intangible assets that have indefinite lives or that are not yet available for use are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Asciano assesses impairment by evaluating conditions specific to Asciano and to the particular asset, which may lead to impairment. These include technological, market, economic or legal environments in which Asciano operates. If an indicator of impairment exists, the recoverable amount of the asset is determined.

Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. These calculations involve making an estimate of the recoverable amount of the cash-generating units (“CGUs”) to which goodwill and intangible assets with indefinite useful lives have been allocated. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of assumptions which are detailed below.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that largely are independent from those of other assets and groups. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Impairment losses are recognised in the profit or loss. Impairment losses recognised in respect of an impaired CGU are allocated first to reduce the carrying amount of any goodwill allocated to the impaired CGU and then to reduce the carrying amount of the other assets on a pro-rata basis.

The Group’s corporate assets do not generate separate cash inflows and are utilised by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

The recoverable amount of an asset or CGU is the greater of its value in use, and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss in respect of goodwill is not reversed. In respect of other non-financial assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Allocation of goodwill to CGUs

	2015 $M	2014 $M
Bulk NSW	524.0	524.0
National Intermodal	350.0	350.0
Container Ports	1,497.0	1,497.5
Stevedoring	108.7	107.1
Autocare	96.2	94.9
C3 Limited	51.9	51.9

Total goodwill	2,627.8	2,625.4

No goodwill is allocated to the Bulk Ports and Bulk QLD CGUs.

The assessment of the recoverable amounts of goodwill is based on value-in-use calculations undertaken at the CGU level.

29	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

3.4 Intangible assets (continued)

The carrying amounts of goodwill in the CGUs were fully supported as at the reporting date. The following describes the key assumptions supporting the cash flow projections:

Key assumption	Description
Cash flow forecasts	Cash flow forecasts are based on the most recent 10 year financial projections and have been adjusted to exclude the costs and benefits of non-committed expansionary capital expenditure. The 10 year period is considered to be a more reliable and accurate prediction of the eventual cash flows than shorter term (five year) forecasts, due to the quantum of upfront investment, the length of time and capital expenditure required to bring infrastructure assets into full production, the longevity of the infrastructure assets, the lack of available substitutes and the strategic importance of the various infrastructure business to the economy.

Growth rates	Growth rates used in the financial projections are based on the Group’s expectations for future performance and do not normally exceed the long-term growth rate for the business in which each CGU operates. Average annual growth rates range between 1.9% and 9.1% per annum (2014: 3.6% and 9.6% per annum).

Terminal values	Terminal values calculated after year 10 have been determined using the stable growth model, having regard to the weighted average cost of capital (“WACC”) and terminal growth factor of 2.75% (2014: 2.75%) per annum which is considered appropriate to the businesses in which each CGU operates.

Discount rates	Discount rates used are the pre-tax WACC and include a premium for market risks appropriate to the relevant CGU. The WACCs range from 10.7% to 12.3% (2014: 12.0% to 13.6%) per annum.

Impact of possible changes in key assumptions	The value-in-use calculations are sensitive to changes in the key assumptions used in the impairment testing. As such, a sensitivity analysis was undertaken by the Group to examine the effect of changes in key assumptions which would cause the carrying amount to exceed the recoverable amount for each CGU. The Group is satisfied that any reasonably likely changes in the key assumptions would not cause the carrying value of each CGU to materially exceed its recoverable amount.

3.5 Inventories

Accounting policy

Inventories consist predominantly of spare parts and consumables used in maintenance activities and are stated at the lower of cost and net realisable value.

The net realisable value of inventories is the estimated selling price in the ordinary course of business less estimated costs to sell. The cost of inventories includes all costs of purchases and other expenses incurred in bringing the inventories to their present location and condition. Costs are assigned to individual items of inventory on the basis of either weighted average cost or a first in, first out basis unless specific identification is possible.

Non-current inventories represents long life spare parts, also known as capital spares. This class of inventory represents major spare parts that can be cyclically overhauled and reused, and as such, are depreciated over the lower of their expected useful life and the expected useful life of the equipment they are used in, normally 8 to 30 years.

Specific obsolete items of inventory are written off.

The provision for obsolete and slow-moving items is assessed by particular inventory classes. The amount of provision is based on the value of stock identified as slow moving or excess to requirements.

30	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

	2015 $M	2014 $M
Current
Inventories	45.3	37.2
Provision for obsolete and slow-moving items	(3.9)	(3.9)

	41.4	33.3

Non-current
Inventories	67.3	66.3
Provision for obsolete items including depreciation of capital spares	(28.5)	(34.7)

	38.8	31.6

4. How we fund the business and manage risks

Asciano has exposure to credit, liquidity and market risks relating to its use of financial instruments and working capital. This section presents information about Asciano’s exposure to each of these risks, Asciano’s objectives, policies and processes for measuring and managing risk, and the management of capital.

4.1 Financial risk management

Risk management framework

The Board has overall responsibility for the establishment and oversight of Asciano’s risk management framework. The Board has established the Audit and Risk Committee, which is responsible for developing and monitoring Asciano’s risk management policies. The committee reports regularly to the Board on its activities.

Asciano’s risk management policies are established to identify and analyse the risks faced by Asciano, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. These policies are reviewed to reflect changes in market conditions and Asciano’s activities. Asciano, through its management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit and Risk Committee oversees how the Group monitors compliance with Asciano’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by Asciano. The Audit and Risk Committee is assisted in its oversight role by internal audit. Internal audit undertakes reviews of risk management controls and procedures, the results of which are reported to the committee.

31	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

A description of each risk and how it is managed:

Risk	Exposure arising from	Management	Balances exposed
Credit risk	Credit risk is the risk of financial loss to Asciano if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Asciano’s receivables from customers and from treasury activities.	Asciano’s credit risk is managed within the limits set by the Board and they have established policies governing Asciano’s treasury activities, including the monitoring and management of credit risks arising from the use of derivatives.	Trade and other receivables Cash and cash equivalents Derivatives

Liquidity risk	Liquidity risk is the risk that Asciano will not be able to meet its financial obligations as they fall due.

Asciano’s policy in managing liquidity risk is to ensure that it always has sufficient liquidity to meet its financial obligations when due, as well as to accommodate unforeseen cash requirements over both the short and long term.

Asciano’s liquidity risk is managed through:

•   maintenance of at call access to funds in the form of cash balances or committed, available revolving credit facilities;

•   maintenance of rigorous and regular cash flow forecasts;

•   regular review of the adequacy of banking arrangements; and

•   centralisation of surplus cash balances, and management thereof in compliance with Asciano’s credit risk policies.

Financial liabilities Cash and cash equivalents

32	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.1 Financial risk management (continued)

Risk	Exposure arising from	Management	Balances exposed
Material risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and other market prices, impact on cash flows and the value of assets or liabilities, and as a consequence, on the value of Asciano.

Market risk reflects interest rate risk, foreign exchange risk and other market risks.

The goal of Asciano’s hedging activities is to manage and control, within acceptable parameters and in a cost effective manner, the potential adverse variations in Asciano’s value due to movements in market prices or rates. Asciano uses derivative financial instruments to hedge market risks where appropriate. All hedging activity is subject to the financial risk management policies approved by the Board. The following principles govern Asciano’s use of derivative instruments:

•   no speculative transactions are permitted;

•   only transactions involving approved instruments are allowed; and

•   transactions are not permitted unless in compliance with approved credit limits and delegated authorities.

(i)     Interest rate risk

Asciano borrows at floating rates of interest and holds cash or short-term investments that earn interest at floating rates, consequently cash flows are exposed to the impact of adverse changes in benchmark interest rates.

		Asciano manages its interest rate exposures by maintaining a policy to combine fixed and floating rate liabilities, through the use of approved derivative instruments, such as interest rate and cross-currency interest rate swaps, and entry into fixed rate borrowings.	Loans and borrowings

(ii)    Foreign exchange risk

Asciano is exposed to exchange rate risk where it has entered into transactions denominated in foreign currencies. The principal source of Asciano’s foreign exchange exposure is the purchase of capital equipment and the issuance of US dollar bonds and GBP bonds. From time to time, exchange rate exposures may also arise from operational outgoings and receipts. The exchange rates to which Asciano is primarily exposed are US dollars, euros and the GBP.

		Asciano manages its exchange rate exposures through the use of derivative instruments (such as forward exchange contracts) in accordance with the policy approved by the Board.	Loans and borrowings

(iii)  Other market risks

Asciano is exposed to market price risk on contracts for the purchase of fuel. Asciano manages its exposure by passing on the impact of fuel price movements, where possible and appropriate, to customers.

Given the objective of Asciano’s financial risk management is to reduce the risk from potential adverse market price movements to acceptable levels on a cost effective basis, active management of this exposure via the use of approved derivative instruments is not considered necessary.

This exposure is reviewed at least annually to ensure the treatment remains appropriate.

Trade payables

33	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.2 Financial assets

Accounting policy

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, short-term bills and term deposits. Cash is deposited with creditworthy counterparties in accordance with Board approved credit limits.

Trade and other receivables exposure

Trade and other receivables are stated at their amortised cost using the effective interest method, less impairment losses. Trade receivables are generally due for settlement after 30 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectable are written off. An allowance for impairment of trade receivables is established when there is objective evidence that Asciano will not be able to collect all amounts due according to the original terms of receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 180 days overdue) are considered indicators that the trade receivable is impaired. Cash flows relating to short-term receivables are not discounted.

Other receivables

Loans to joint ventures and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when Asciano provides cash or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the end of period date, which are classified as non-current assets.

Derivative financial assets

For accounting policy for derivative financial assets, refer to note 4.4.

The maximum exposure to credit risk at year-end is:

	Note	2015 $M	2014 $M
Current
Cash and cash equivalents		127.3	167.3
Trade receivables (net of impairment)		378.6	353.6
Other receivables		64.1	75.6
Loans to related party	7.1	1.9	—
Derivative financial assets	4.4	114.2	4.1

		686.1	600.6

Non-current
Other receivables		1.4	1.9
Loans to joint ventures		56.2	56.2
Derivative financial assets	4.4	613.5	165.9

		671.1	224.0

Total financial assets		1,357.2	824.6

Exposure to counterparty credit risk

Trade and other receivables

Asciano’s credit risk on trade and other receivables arises principally from the creditworthiness of individual customers. Asciano’s customers are primarily large Australian and international companies of good credit standing. The vast majority of receivables are denominated in Australian dollars.

Asciano has established a credit policy under which each new customer is analysed individually for creditworthiness before Asciano’s standard payment and delivery terms and conditions are offered, and credit limits are then established for each customer. Asciano’s credit policy includes collection guidelines, such as the setting of collection targets, as well as follow-up procedures to manage overdue accounts and minimise collection risk.

34	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.2 Financial assets (continued)

Asciano’s allowance for impairment represents its estimate of incurred losses in respect of trade and other receivables. The allowance comprises a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on analysis of historical data, including payment statistics for similar financial assets.

The maximum exposure to credit risk for trade receivables at year-end is:

Ageing profile of trade receivables	2015 $M	2014 $M
Current	367.0	300.6
31 to 60 days overdue	7.9	49.0
Over 61 days overdue	9.3	10.7
Impairment loss	(5.6)	(6.7)

	378.6	353.6

The allowance for impairment losses of $5.6 million (2014: $6.7 million) primarily related to items aged over 61 days. All other receivables are current. The Group believes that the unimpaired amounts are still collectible in full based on historic payment behaviours.

Other receivables for both the current and comparative period primarily consists of accrued income for services rendered and not yet invoiced and fuel excise rebate.

Cash and cash equivalents

The Group held cash and cash equivalents of $127.3 million (2014: $167.3 million) at year-end. The cash and cash equivalents are held with banks and financial institutions counterparties, which rate AA– , based on Standard & Poor’s ratings.

Derivatives

The derivatives are entered into with banks and financial institutions counterparties, which are rated AA – to BBB+, based on Standard & Poor’s ratings.

35	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.3 Financial liabilities

Accounting policy

Loans and borrowings

Interest bearing loans and borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, these financial liabilities are stated at amortised cost, with any difference between fair value and issue price value being recognised in the profit or loss over the period of the loans and borrowings on an effective interest rate basis.

Trade and other payables

Trade and other payables are stated at their amortised costs. Trade payables are non-interest bearing.

The accounting policy in relation to derivative financial assets and liabilities is detailed in note 4.4 while the policy for capitalised borrowing costs is detailed in note 4.6.

The carrying amount of financial liabilities represents the maximum liquidity risk exposure. The maximum exposure to liquidity risk at year end was as follows:

	Note	2015 $M	2014 $M
Current
Trade payables		151.3	152.8
Other payables and accrued expenses		258.6	311.6
Derivative financial liabilities	4.4	40.3	61.4
Loans and borrowings:		519.5	0.6
Finance lease liabilities		0.6	0.6
US dollar bonds (net of discount)	4.3.2	518.9	—

		969.7	526.4

Non-current
Other payables and accrued expenses		14.9	15.3
Derivative financial liabilities	4.4	52.9	57.8
Loans and borrowings:		3,426.5	3,370.0
Finance lease liabilities		0.7	1.2
Syndicated bank loan	4.3.1	300.0	650.0
NZ dollar cash advance facility		29.1	—
US dollar bonds (net of discount)	4.3.2	2,072.5	2,116.3
GBP bonds (net of discount)	4.3.3	609.8	542.3
AUD bonds (net of discount)	4.3.4	345.6	—
Unrealised fair value loss on US dollar bonds		83.7	76.8
Capitalised debt issuance costs		(14.9)	(16.6)

		3,494.3	3,443.1

Total financial liabilities		4,464.0	3,969.5

On 19 May 2015, Asciano Finance Limited issued A$350.0 million of 5.25% Medium Term Notes due in 19 May 2025 (“AUD bond issuance”) which are guaranteed by Asciano Limited and each subsidiary. On 21 May 2015, the proceeds from this AUD bond issuance were used to repay A$350.0 million of the syndicated term loan maturing in October 2016.

On 29 June 2015, Asciano Finance Limited opened a NZ$40.0 million facility with interest payable of BKBM + 1.0 % per annum due on 29 June 2019 which are guaranteed by C3 Limited and each of its subsidiaries.

As at 30 June 2015, all syndicated bank loans, NZD cash advance facility, US dollar bonds, GBP bonds and AUD bonds were unsecured.

36	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.3 Financial liabilities (continued)

4.3.1 Bank facilities

The following table provides details of the components of the bank facilities and cash:

		2015		2014
	Maturity	Facility	Utilised	Facility	Utilised
Syndicated revolving facility	October 2016	650.0	300.0	650.0	650.0
Syndicated revolving facility	October 2019	650.0	—	650.0	—
NZ dollar cash advance facility	June 2019	35.1	29.1	—	—

		1,335.1	329.1	1,300.0	650.0
Less: cash and cash equivalents		—	(127.3)	—	(167.3)

Net bank debt		1,335.1	201.8	1,300.0	482.7
Bank guarantee facility[1]	June 2016	150.0	65.9	150.0	73.7

		1,485.1	267.7	1,450.0	556.4

1.	All drawings under the bank guarantee facility as at 30 June 2015 are in the form of performance bonds and bank guarantees.

Asciano pays interest on its bank facilities at a margin above the bank bill swap rate. As at 30 June 2015 Asciano’s interest rate exposure on the syndicated bank loan was hedged to 66.7% (2014: 30.8%) through the use of interest rate swaps.

4.3.2 US dollar bonds

The following table provides details of the components of the US dollar bonds:

		2015		2014
$M	Maturity	US$	A$[1]	US$	A$
US dollar 5 year bonds[2]	September 2015	400.0	518.9	400.0	424.1
US dollar 7 year bonds[3]	April 2018	750.0	973.0	750.0	795.2
US dollar 10 year bonds[2]	September 2020	600.0	778.4	600.0	636.1
US dollar 12 year bonds[3]	April 2023	250.0	324.3	250.0	265.1

US bonds (gross of discount)		2,000.0	2,594.6	2000.0	2,120.5
Discount on US dollar bonds		(3.2)	(3.2)	(6.0)	(4.2)

US bonds (net of discount)		1,996.8	2,591.4	1,994.0	2,116.3

1.	Australian dollar equivalent calculated at the spot rate on 30 June 2015.
2.	As at 30 June 2015, Asciano’s currency and interest rate exposure on the US dollar 5 and 10 year bonds was hedged to 100% (2014: 100%) through the use of fixed-for-fixed cross-currency interest rate swaps.
3.	As at 30 June 2015, Asciano’s currency exposure on the US dollar 7 and 12 year bonds was hedged to 100% (2014: 100%) and Asciano’s interest rate exposure for all the bonds was hedged to 77.0% (2014: 77.0%) through using a combination of fixed-for-floating cross-currency interest rate swaps and interest rate swaps.

4.3.3 Sterling bonds

The following table provides details of the components of the GBP bonds:

		2015		2014
$M	Maturity	GB£	A$[1]	GB£	A$
GBP 10 year bonds[2]	September 2023	300.0	611.3	300.0	544.0
Discount on GBP bonds		(0.9)	(1.5)	(1.1)	(1.7)

GBP bonds (net of discount)		299.1	609.8	298.9	542.3

1.	Australian dollar equivalent calculated at the spot rate on 30 June 2015.
2.	As at 30 June 2015, Asciano’s currency and interest rate exposure on the GBP bonds was hedged to 100% (2014: 100%) through the use of fixed-for-fixed cross-currency interest rate swaps.

37	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.3 Financial liabilities (continued)

4.3.4 Australian dollar bonds

The following table provides details of the components of the AUD bonds:

		2015	2014
$M	Maturity	A$	A$
AUD 10 year bonds	May 2025	350.0	—
Discount on AUD bonds		(4.4)	—

AUD bonds (net of discount)		345.6	—

Exposure to liquidity risk

The following table provides a comparison between the financial liabilities carrying amount and the undiscounted contractual cash flows:

2015	Carrying amount $M	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M	Total $M
Non-derivatives
Syndicated bank loans	300.0	10.5	303.4	—	—	313.9
NZ dollar cash advance facility	29.1	1.2	1.2	31.8	—	34.2
US dollar bonds (gross of discount)	2,594.6	631.1	104.1	1,188.2	1,179.1	3,102.5
Unrealised loss on US bonds	83.7	—	—	—	—	—
GBP bonds gross of discount	611.3	30.6	30.6	91.7	733.6	886.5
AUD bonds, gross of discount	350.0	18.4	18.4	55.2	441.9	533.9
Trade payables	151.3	151.3	—	—	—	151.3
Other payables and accrued expenses	258.6	258.6	—	—	—	258.6
Derivatives
Forward exchange contracts	(7.3)	(81.0)	(6.5)	(1.6)	—	(89.1)
Interest rate swaps	18.9	7.0	7.8	6.0	(1.0)	19.8
Cross-currency swaps	(646.1)	(67.8)	6.1	(191.4)	(294.0)	(547.1)

Total financial liabilities	3,744.1	959.9	465.1	1,179.9	2,059.6	4,664.5

2014
Non-derivatives
Syndicated bank loans	650.0	24.8	27.7	664.3	—	716.8
US dollar bonds (gross of discount)	2,120.5	98.3	515.8	1,010.7	1,008.9	2,633.7
Unrealised loss on US bonds	76.8	—	—	—	—	—
GBP bonds (gross of discount)	544.0	27.2	27.2	81.6	680.1	816.1
Trade payables	152.8	152.8	—	—	—	152.8
Other payables and accrued expenses	311.6	311.6	—	—	—	311.6
Derivatives
Forward exchange contracts	6.6	144.9	38.9	—	—	183.8
Interest rate swaps	3.3	(4.4)	(3.5)	1.6	6.1	(0.2)
Cross-currency swaps	(60.7)	(58.9)	(48.6)	(48.1)	(46.3)	(201.9)

Total financial liabilities	3,804.9	696.3	557.5	1,710.1	1,648.8	4,612.7

In addition to the principal amounts under syndicated bank loans, interest is accrued at a floating rate. The weighted average rate as at 30 June 2015 was 4.0% (2014: 3.1%) per annum. In addition to the principal amounts of US dollar bonds, GBP bonds and AUD bonds interest is accrued at fixed coupon rates. The weighted average rate as at 30 June 2015 was 4.7% (2014: 4.8% across the USD and GBP bonds) per annum across the US dollar, GBP bonds and AUD bonds.

38	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.4 Derivative financial instruments

Accounting policy

Derivative financial instruments

Asciano enters into derivative financial instruments from time to time to hedge its interest rate and foreign currency risk exposures.

At the inception of the hedging transaction, Asciano documents the type of hedge, the hedged item or transaction, the hedging instrument, the nature of the risk being hedged, the relationship between the hedging instrument and hedged item, as well as its risk management objective and strategy for undertaking the relevant hedge transaction. Asciano’s hedge documentation also demonstrates, both at hedge inception and on an ongoing basis that the hedge has been and is expected to continue to be highly effective.

Derivatives are recognised initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

Derivatives that qualify for hedge accounting

Fair value hedges

For a derivative or financial instrument designated as hedging the change in fair value of a recognised asset or liability, the gain or loss on the derivative or financial instrument is recognised in the profit or loss immediately, together with the loss or gain on the hedged asset or liability that is attributable to the hedge risk.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are recognised directly in other comprehensive income to the extent that the hedge is highly effective. To the extent that the hedge is not highly effective, changes in fair value are recognised immediately in the profit or loss within finance income or expense.

If the derivative no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the underlying forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases, the amount recognised in equity is transferred to the profit or loss in the same period that the hedged item affects the profit or loss.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit or loss.

The following table shows the notional value of the derivative instruments held by Asciano, the nature of the hedge relationship with the underlying debt instrument and their fair values as at reporting date:

		2015 $M			2014 $M
Derivative instrument	Nature of hedge	Notional amount	Asset	Liability	Notional amount	Asset	Liability
Forward exchange contracts	Cash flow hedge	89.1	8.0	0.7	182.6	0.7	7.3
Interest rate swaps	Cash flow hedge	200.0	—	3.5	200.0	—	1.5
	Not in hedge	500.0	—	15.4	500.0	2.3	4.1
Cross-currency interest rate swaps	Fair value hedge	970.1	83.7	—	970.1	76.8	—
	Cash flow hedge	1,586.0	636.0	73.6	1,586.0	90.2	106.3

		3,345.2	727.7	93.2	3,438.7	170.0	119.2

39	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.4 Derivative financial instruments (continued)

Forward exchange contracts

There has been no material hedge ineffectiveness during the period between designation of these forward exchange rate contracts and the reporting date. The movement in fair value over the life of the instrument was a cumulative gain of $5.1 million (2014: $4.6 million) after tax, which has been deferred in the hedge reserve and will be released to the comprehensive income when the anticipated transaction occurs.

Interest rate swaps

During the period between designation of these interest rate swaps in the hedge relationships and the reporting date, the ineffective portion of movements in fair value was $nil (2014: $nil). Under AASB 13, the concept of fair value changed to include an adjustment for the impact of credit.

The effective portion of movements in fair value over the life of the interest rate swaps was a cumulative liability of $3.5 million (2014: $1.5 million cumulative liability) after tax. This was deferred in the hedge reserve to be released to the profit or loss either over the life of the syndicated bank loan or when the anticipated transaction occurs.

Cross-currency interest rate swaps

The fair value movement of these interest rate swaps was a loss of $13.7 million (2014: loss of $13.5 million). In relation to all cross-currency interest rate swaps, a credit adjustment of $6.7 million was recorded in profit or loss for the year as income (2014: loss of $7.9 million).

Derivative assets and liabilities designated as cash flows and fair value hedges

The following table indicates the periods in which the cash flows associated with cash flow and fair value hedges are expected to occur and the carrying amounts of the related hedging instruments.

				Expected cash flows
		Carrying amount	Notional amount $M	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M	Total $M
2015
Forward exchange contracts	Cash flow hedge	7.3	89.1	7.3	—	—	—	7.3

Interest rate swaps	Fair value hedge	—	—	—	—	—	—	—
	Cash flow hedge	(3.5)	200.0	(2.0)	(1.8)	—	—	(3.8)

Cross-currency interest rate swaps	Fair value hedge	83.7	970.1	27.8	27.0	25.2	5.7	85.7
	Cash flow hedge	562.4	1,586.0	40.1	(33.1)	166.2	288.3	461.5

Total		649.9	2,845.2	73.2	(7.9)	191.4	294.0	550.7

2014
Forward exchange contracts	Cash flow hedge	(6.6)	182.6	(5.3)	(1.3)	—	—	(6.6)

Interest rate swaps	Fair value hedge	—	—	—	—	—	—	—
	Cash flow hedge	(1.5)	200.0	(1.0)	(0.5)	—	—	(1.5)

Cross-currency interest rate swaps	Fair value hedge	76.8	970.1	24.1	26.4	26.3	1.0	77.8
	Cash flow hedge	(16.1)	1,586.0	(83.0)	(75.1)	(74.4)	(47.4)	(279.9)

Total		52.6	2,938.7	(65.2)	(50.5)	(48.1)	(46.4)	(210.2)

40	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.4 Derivative financial instruments (continued)

Exposure to interest rate risk

The interest rate profile of the Group’s interest bearing financial assets and liabilities is:

	2015 $M	2014 $M
Fixed rate instruments
Financial assets (Loans to joint ventures and related parties)	4.6	2.7
Financial liabilities (US dollar bonds, AUD bonds and GBP bonds)	(3,555.9)	(2,664.5)
Financial liabilities (Finance lease liability)	(1.3)	(1.8)

	(3,552.6)	(2,663.6)
Effect of derivative contracts in a hedge relationship	562.4	(16.1)

	(2,990.2)	(2,679.7)

Variable rate instruments
Financial assets (Cash and cash equivalents)	127.3	167.3
Financial liabilities (Syndicated bank loan and NZ dollar cash advance facility)	(329.1)	(650.0)

	(201.8)	(482.7)
Effect of derivative contracts in a hedge relationship	80.2	75.3

	(121.6)	(407.4)

Fair value sensitivity analysis for fixed interest rate instruments

As at 30 June 2015, Asciano had US dollar fixed interest rate borrowings recorded at amortised cost. At inception, these were designated into fair value hedge relationships whereby the fair value impact for changes in interest rates of the hedged item were offset by the fair value change of the hedging instruments. Consequently, a change in interest rates at the reporting date would not have a material net impact on the profit or loss.

Cash flow sensitivity analysis for variable interest rate instruments

A 1.0% (100 basis points) per annum change in interest rates at the reporting date would have increased/(decreased) interest expense and equity by the amounts shown below assuming that all other variables remain constant.

	Profit or loss		Equity
2015	1% pa increase $M	1% pa decrease $M	1% pa increase $M	1% pa decrease $M
Variable interest rate instruments	6.1	(6.1)	—	—
Interest rate swaps	26.4	(26.4)	5.5	(5.5)

	32.5	(32.5)	5.5	(5.5)

2014
Variable interest rate instruments	6.7	(6.7)	—	—
Interest rate swaps	26.5	(26.5)	5.5	(5.5)

	33.2	(33.2)	5.5	(5.5)

41	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.4 Derivative financial instruments (continued)

Currency sensitivity analysis

The profit or loss impact of a 10% per annum change in the Australian dollar, against the US dollar and euro, would be $nil during the period between designation and the reporting date as no ineffective portion of movements in fair value was identified by Asciano’s hedge effectiveness testing. A 10% per annum change in the Australian dollar against the following currencies at 30 June 2015 would have (increased)/decreased equity by the amounts shown in the table below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2015		2014
	10% pa increase $M	10% pa decrease $M	10% pa increase $M	10% pa decrease $M
US dollar	(4.6)	7.0	(10.2)	12.6
Euro	(0.6)	0.9	(8.5)	11.3

	(5.2)	7.9	(18.7)	23.9

The following significant exchange rates applied during the financial year:

	2015		2014
	Average rate	Year end rate 30 June	Average rate	Year end rate 30 June
US dollar	0.837	0.771	0.918	0.943
GBP	0.530	0.491	0.565	0.551
Euro	0.696	0.692	0.677	0.689

Exposure to foreign currency risk

	2015			2014
	USD	EUR	GBP	USD	EUR	GBP
Forward exchange contracts	66.2	5.8	—	111.4	46.4	—
Cross-currency interest rate swaps	2,000.0	—	300.0	2,000.0	—	300.0

Master netting or similar agreements

Asciano enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances, e.g. when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting in the statement of financial position. This is because Asciano does not have any currently legally enforceable right to offset recognised amounts, because the right to offset is enforceable only on the occurrence of future events such as a default on the bank loans or other credit events.

The following table sets out the carrying amounts of recognised financial instruments (on an instrument by instrument basis) that are subject to the above agreements and provides a reconciliation of derivative disclosures per the statement of financial position.

42	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.4 Derivative financial instruments (continued)

2015	Gross and net amounts of financial instruments in the Consolidated Statement of Financial Position $M	Amounts subject to master netting agreement $M	Net exposure $M
Financial assets
Forward exchange contracts	8.0	0.7	7.3
Cross-currency interest rate swaps	646.3	—	646.3

	654.3	0.7	653.6

Financial liabilities
Interest rate swaps	19.1	—	19.1
Forward exchange contracts	0.7	0.7	—

	19.8	0.7	19.1

Net balance	634.5	—	634.5

2014
Financial assets
Interest rate swaps	1.1	—	1.1
Forward exchange contracts	0.7	0.5	0.2
Cross-currency interest rate swaps	157.9	85.1	72.8

	159.7	85.6	74.1

Financial liabilities
Interest rate swaps	4.5	—	4.5
Forward exchange contracts	7.2	0.5	6.7

Cross-currency interest rate swaps	97.2	85.1	12.1

	108.9	85.6	23.3

Net balance	50.8	—	50.8

The following table provides a reconciliation of recognised financial instruments that are subject to the master netting or similar agreements to derivative disclosures per the Consolidated Statement of Financial Position.

Gross and net amounts of financial instruments in the Consolidated Statement of Financial Position	2015 $M	2014 $M
Total gross assets	654.3	159.7
Total gross liabilities	19.8	108.9

	634.5	50.8

Reconciliation to Consolidated Statement of Financial Position
Derivative financial assets – current	114.2	4.1
Derivative financial assets – non-current	613.5	165.9

Derivative financial assets	727.7	170.0

Derivative financial liabilities – current	(40.3)	61.4
Derivative financial liabilities – non-current	(52.9)	57.8

Derivative financial liabilities	(93.2)	119.2

Net balance	634.5	50.8

43	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.5 Fair value of financial assets and liabilities

Accounting classification and fair value

All derivative financial instruments are carried at fair value, by valuation method. The different levels have been defined as follows:

a)	Level 1: quoted price (unadjusted) in active markets for identical assets or liabilities;

b)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

All of Asciano’s financial assets and liabilities fall into Level 2 of the fair value hierarchy. The carrying amount equals the fair value of all financial assets and liabilities, with the exception of GBP, US dollar and Australian dollar bonds.

The fair values of the GBP, US dollar and Australian dollar bonds are shown below:

	2015		2014
	Carrying amount $M	Fair value $M	Carrying amount $M	Fair value $M
US dollar bonds, gross of discount and unrealised fair value loss	2,678.3	2,758.2	2,197.3	2,264.8
GBP bonds, gross of discount	611.4	668.4	544.0	570.3
AUD bonds, gross of discount	350.0	347.6	—	—

Valuation techniques of financial assets and liabilities measured at fair value

Type	Valuation technique
Debt securities	Discounted cash flows using a contract cash flows and a market related discount rate.

Interest rate swaps and cross-currency swaps	Discounted cash flows.

Forward exchange contracts	Calculated using spot foreign exchange market rates and market forward curves for each currency pair at the end of period date.

Other derivative financial instruments	Calculated based on broker quotes which are tested for reasonableness by discounting expected future cash flows using market interest rates for a similar instrument at the measurement date.

Other financial liabilities	Discounted cash flows using the current market interest rate that is available to Asciano for similar instruments.

Interest rates used in determining fair value

The interest rates used to discount estimated cash flows, where applicable, are based on the Australian dollar, US dollar and GBP yield curves at the reporting date and were as follows:

	2015 % pa	2014 % pa
Australian dollar derivatives	2.1 to 3.4	2.7 to 4.1
US dollar derivatives and fair value adjustments to US dollar bonds	0.2 to 2.5	0.2 to 2.6
GBP derivatives and fair value adjustments to GBP bonds	0.5 to 2.2	0.5 to 2.8

44	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.6 Finance income and expense

Accounting policy

Finance income comprises interest income on funds invested, mainly cash, and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expense comprises interest expense on borrowings, deferred loan origination fees, unwinding of the discount on provisions, losses on hedging instruments that are recognised in profit or loss and impairment losses recognised on financial assets, other than trade receivables.

Interest on borrowings is expensed as incurred using the effective interest method. Borrowing costs incurred in relation to the financing of qualifying assets, which are assets or significant construction projects that take generally more than 12 months to commission, are capitalised as part of the cost of the asset or project and amortised over the life of the asset or project.

Borrowing costs associated with the issuance of debt instruments such as various fees and commissions paid to banks, lawyers and others, as well as purchase premiums and discounts on loans, are capitalised as part of the liability and amortised to the income statement over the life of the underlying debt instrument.

Finance income and expense is reconciled to the Consolidated Statement of Profit or Loss and Consolidated Statement of Income as follows:

	2015 $M	2014 $M
Recognised directly in the Consolidated Statement of Profit or Loss
Interest income	3.3	2.4

Net finance income	3.3	2.4

Interest expense	(210.3)	(202.1)
Borrowing costs capitalised to qualifying asset	21.5	10.2
Amortisation of deferred borrowing costs	(4.1)	(4.7)
Guarantee and commitment fees	(6.0)	(7.5)
Unwind of discount on long-term provisions	(2.1)	(2.1)
Credit value adjustment recognised in the profit or loss	6.9	(8.0)
Net change in fair value of derivatives not designated in a hedge relationship	(13.7)	(13.5)

Finance expense	(207.8)	(227.7)

Recognised directly in the Consolidated Statement of Comprehensive Income
Effective portions of changes in fair value of cash flow hedges	40.8	(72.9)
Tax on finance income and finance costs recognised in the Consolidated Statement of Comprehensive Income	(12.6)	22.5

Finance income/(expense) recognised directly in the Consolidated Statement of Comprehensive Income, net of tax	28.2	(50.4)

45	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.7 Dividends

Accounting policy

Once resolved to be paid, dividends are a liability of Asciano and, to the extent they are not paid at the reporting date, are accounted for as other financial liabilities.

The following dividends were paid by the Company in the 2015 financial year:

	Cents per share	Total amount $M	Franked/ unfranked	Date of payment
Final dividend	8.50	82.9	Fully franked	19 September 2014
Interim dividend	8.25	80.5	Fully franked	18 March 2015

Franked dividends paid during the year were franked at the tax rate of 30%.

On 18 August 2015 Asciano announced that it had entered into a Scheme of Implementation Deed with Brookfield Infrastructure Partners Ltd (“BIP”) to acquire Asciano at an implied offer value of A$9.15 per Asciano share (“the transaction”).

Asciano’s Directors have unanimously recommended the transaction to shareholders in the absence of a superior proposal and subject to an Independent Expert opining that the Scheme is in the best interests of Asciano’s shareholders.

No final dividend has been declared as Asciano, subject to ATO clearance and the transaction proceeding, intends to pay a full franked special dividend of up to 90 cents per share with a corresponding reduction in the cash component of the consideration offered by BIP under the scheme implementation deed announced on 18 August 2015.

Dividend Franking Account

The balance in the franking account as at 30 June 2015 of $327,015,143 (2014: $267,362,022) arises from income tax paid and franked dividends received or receivable by the Asciano tax consolidated group, adjusted for franking credits that would arise from the payment of any current tax liabilities. The ability to utilise the franking credits is dependent upon there being sufficient available profit.

The balance in the New Zealand imputation account as at 30 June 2015 of A$10,745,747 (2014: of A$8,026,279) arises from income tax paid and franked dividends received or receivable by C3 Limited (a wholly owned subsidiary of Asciano which is registered and domiciled in New Zealand). Asciano has not elected into the trans-Tasman imputation regime and the New Zealand imputation credits would not be available to the shareholders of Asciano Limited.

46	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.8 Reserves

Movement in reserves:

2014	Common control $M	Translation $M	Hedge $M	Employee equity benefits $M	Corporatisation $M	Profit $M	Total $M
Opening balance	(4,911.2)	1.0	(36.3)	10.2	9.3	223.5	(4,703.5)
Other comprehensive income	—	0.6	(50.4)	—	—	—	(49.8)
Profits transferred from retained earnings	—	—	—	—	—	144.2	144.2
Dividends paid	—	—	—	—	—	(117.0)	(117.0)
Employee equity benefits	—	—	—	4.9	—	—	4.9

Closing balance	(4,911.2)	1.6	(86.7)	15.1	9.3	250.7	(4,721.2)

2015
Opening balance	(4,911.2)	1.6	(86.7)	15.1	9.3	250.7	(4,721.2)
Other comprehensive income	—	(1.3)	28.2	—	—	—	26.9
Profits transferred from retained earnings	—	—	—	—	—	514.9	514.9
Dividends paid	—	—	—	—	—	(163.3)	(163.3)
Employee equity benefits	—	—	—	0.7	—	—	0.7

Closing balance	(4,911.2)	0.3	(58.5)	15.8	9.3	602.3	(4,342.0)

Common control reserve

As a result of Asciano’s formation through a combination of entities under common control, an equity account was created as a component of equity, called the common control reserve. The balance of the account represents the excess of the fair value of Asciano shares as traded on 15 June 2007 over the initial carrying value of the Patrick, Pacific National and Toll Ports businesses transferred from Toll to Asciano at the time of the demerger.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of liabilities that hedge the net investment loans in foreign operations.

Hedge reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments, net of tax, related to hedged transactions that have not yet occurred.

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share-based payments provided to employees, including KMP, as part of their remuneration. The current balance relates to unexercised awards issued to senior executives under the Asciano Options and Rights Plan. The initial fair value attributed to the awards at grant date is recognised on a straight line basis over the vesting period. This reserve will be reversed against contributed equity if the underlying awards are exercised and result in shares being issued. Refer to note 6.2 for further details of the options and rights issued under the Asciano Options and Rights Plan.

The treasury share reserve, also part of the employee equity benefits reserve, is used to record the value of the rights issued under the Asciano Options and Rights Plan share-based payments which are provided to employees, including KMP, as part of their remuneration.

Corporatisation reserve

The Asciano Finance Trust became a member of the Asciano tax consolidated group on corporatisation. The corporatisation reserve relates to deferred tax amounts which have been recognised on entry by the Trust to the Asciano tax consolidated group.

Profit reserve

The profit reserve was established to record profits from which franked dividends can be paid.

47	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

4.9 Contributed equity

Accounting policy

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in contributed equity as a deduction, net of tax, from the proceeds of issue.

Treasury shares

The acquisition of Asciano’s own equity instruments (“treasury shares”) are not recognised as financial assets regardless of the reason for which they are reacquired. If Asciano reacquires its own equity instruments, the amount of consideration paid for those instruments is recognised as a deduction from equity. No gain or loss is recognised in the profit or loss on the purchase, sale, issue or cancellation of Asciano’s own equity instruments. Such treasury shares may be acquired and held by the Parent or by other members of the consolidated group. Consideration paid or received for the transfer of treasury shares is recognised directly in equity.

There is no “par value” for ordinary shares. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

Movement in number of issued shares:

	Date	Price per share $	Number of fully paid ordinary shares	$M
2014
Balance at	1 July 2013		975,385,664	8,606.1

Treasury shares acquired		5.54		(4.7)
Treasury shares allocated		5.03		7.9

Balance	30 June 2014		975,385,664	8,609.3

2015
Parent
Balance at	1 July 2014		975,385,664	8,609.3
Treasury shares acquired		6.34		(12.7)
Treasury shares allocated		6.10		7.9

Balance	30 June 2015		975,385,664	8,604.5

Treasury shares consist of shares held in trust for Asciano employees in relation to equity compensation plans. These shares will transfer to the participating executives on satisfaction of the relevant time and/or performance-based conditions.

At 30 June 2015, 911,364 shares (2014: 210,136) were held in trust and classified as treasury shares.

4.10 Accumulated losses

	2015 $M	2014 $M
Opening balance	(189.3)	(295.1)
Profit after tax attributable to owners of Asciano Limited	359.6	254.4
Other comprehensive income	32.0	(4.4)
Profits transferred to profit reserve	(514.9)	(144.2)

Closing balance	(312.6)	(189.3)

48	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

5. How we structure the business

This section provides information which will help users understand how the Group structure affects the financial position and performance of the Group as a whole. In particular, there is information about:

•	changes to the structure that occurred during the year as a result of business combinations;

•	significant subsidiaries;

•	interests in joint ventures; and

•	parties to the deed of cross guarantee under which each company guarantees the debts of the others.

5.1 Assets and liabilities classified as held for sale

On 10 April 2015, the Group announced that its logistics arm, Patrick Port Logistics, had agreed to form a new joint venture with ACFS Port Logistics (“ACFS”) subject to various conditions precedent including approval from the Australian Competition and Consumer Commission. As at 30 June 2015, all of the conditions precedent had not been met and therefore the formation of the joint venture had not been fully completed. Asciano and ACFS will each own a 50% equity interest in the new joint venture. Asciano’s associated assets and liabilities that will be contributed to the new joint venture are consequently presented as held for sale in the 2015 financial statements.

Assets and liabilities of disposal group classified as held for sale

At 30 June 2015, the assets and liabilities of the disposal group were stated at fair value less costs to sell and comprised:

2015 $M
Assets classified as held for sale
Trade and other receivables	16.8
Inventories	0.1
Prepayments and other assets	3.4
Property, plant and equipment	27.4
Intangibles	4.0

Total assets held for sale	51.7
Liabilities directly associated with assets classified as held for sale
Trade payables	7.0
Other payables and accrued expenses	1.2
Provisions	0.2
Employee benefits	5.0
Deferred tax liabilities	0.7

Total liabilities held for sale	14.1

Net assets of disposal group held for sale	37.6

There are no cumulative income or expenses included in other comprehensive income relating to the disposal group.

49	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

5.2 Subsidiaries

Accounting policy

Subsidiaries

Subsidiaries are those entities over which Asciano has the power, directly or indirectly, to govern the financial and operating policies generally accompanied by an equity holding of more than half the voting rights. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control of the subsidiary commences until the date that control ceases.

Inter-entity transactions, balances and unrealised gains on transactions between Group entities are eliminated.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated to the functional currency at exchange rates applicable at the reporting date. The income and expenses of foreign operations are translated to Australian dollars at exchange rates at the dates of transactions.

Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve in equity.

Non-controlling interests

Other non-controlling interests are interests in partly owned subsidiaries, which are not held either directly or indirectly by Asciano Limited.

Significant subsidiaries

All significant operating subsidiaries listed below were incorporated in Australia, except C3 Limited which is incorporated in New Zealand, and are 100% owned, except Patrick Autocare Pty Limited which is 80% owned.

Asciano Finance Limited

Asciano Services Pty Limited

Pacific National (NSW) Pty Limited

Pacific National (QLD) Pty Limited

Pacific National (Queensland Coal) Pty Limited

Patrick Autocare Pty Limited

Patrick Container Ports Pty Limited

Patrick Ports Pty Limited

Patrick Stevedores Holdings Pty Limited

Patrick Stevedores Operations Pty Limited

Patrick Stevedores Operations No 2 Pty Limited

Patrick Stevedoring Pty Limited

Plzen Pty Limited

PSL Services Pty Limited

C3 Limited

Mountain Industries Pty Ltd

MTN Industries Pty Ltd

50	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

5.3 Equity accounted investments

Accounting policy

A joint venture is an arrangement in which Asciano has joint control whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. The financial statements include Asciano’s share of the total recognised gains and losses on an equity accounted basis subsequent to initial recognition at cost, which includes transaction costs.

When Asciano’s share of losses exceeds its interest in a joint venture, Asciano’s carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that Asciano has incurred legal or constructive obligations or made payments on behalf of a joint venture.

Unrealised gains on transactions between Asciano and its joint ventures are eliminated to the extent of Asciano’s interest in the joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of joint ventures have been changed where necessary to ensure consistency with the policies adopted by Asciano.

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost.

	2015 $M	2014 $M
Equity accounted investments	30.4	30.9

Summary financial information for equity accounted investees, not adjusted for Asciano’s percentage ownership, is as follows:

2015	Owned %	Nature of relationship	Assets $M	Liabilities $M	Revenue $M	Profit before tax $M	Asciano’s share of net profit after tax $M
1-Stop Connections Pty Limited[1]	50	Joint Venture	9.9	(5.2)	14.8	3.5	1.3
Albany Bulk Handling Pty Limited	50	Joint Venture	13.1	(1.4)	8.7	3.7	1.3
Australian Amalgamated Terminals Pty Ltd	50	Joint Venture	116.2	(115.6)	85.7	22.2	7.5
Car Compounds of Australia Pty Limited	50	Joint Venture	6.1	(1.9)	16.6	(0.8)	(0.3)
Geelong Unit Trust	50	Joint Venture	106.3	(67.2)	32.2	9.4	5.3
Insync Solutions	50	Joint Venture	5.7	(3.5)	5.0	1.3	0.6
Smart Cargo Logistics Limited	50	Joint Venture	0.3	—	0.5	—	—
LDC Mountain Industries Pty Ltd[2]	49	Associate	7.0	(0.1)	0.5	0.3	0.1

			264.6	(194.9)	164.0	39.6	15.8

2014
1-Stop Connections Pty Limited[1]	50	Joint Venture	5.6	(2.2)	13.0	2.4	1.3
Albany Bulk Handling Pty Limited	50	Joint Venture	11.4	(1.3)	9.0	4.0	1.4
Australian Amalgamated Terminals Pty Ltd	50	Joint Venture	113.1	(110.8)	70.5	19.0	6.6
Car Compounds of Australia Pty Limited	50	Joint Venture	7.8	(1.7)	27.6	4.6	1.6
Geelong Unit Trust	50	Joint Venture	104.7	(66.6)	26.2	7.4	3.2
Insync Solutions	50	Joint Venture	5.3	(3.3)	5.2	1.6	0.7
Smart Cargo Logistics Limited	50	Joint Venture	0.4	—	0.8	0.1	0.1
LDC Mountain Industries Pty Ltd[2]	49	Associate	7.0	(7.1)	0.5	—	—

			255.3	(193.0)	152.8	39.1	14.9

1.	Reporting date is 31 December.
2.	Equity accounted investment acquired on consolidation of Mountain Industries from 31 October 2013. Revenue and profit before tax represents financial information from the date of acquisition.
3.	Distributions received from joint ventures during the year ended 30 June 2015 totalled $14.5 million (2014: $12.2 million). All joint ventures were incorporated or formed in Australia apart from Insync Solutions and Smart Cargo Logistics Limited which are incorporated in New Zealand.

51	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

5.4 Deed of cross guarantee

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended by individual ASIC Order 08/0062 issued to the Parent on 31 January 2008), the wholly owned subsidiaries of the Parent listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports and directors’ reports.

It is a condition of the class order and individual ASIC Order 07/0813 issued to the Parent on 12 October 2007 that the Parent and each of the wholly owned subsidiaries enter into a deed of cross guarantee. The effect of the deed is that the Parent guarantees to each creditor payment in full of any debt in the event of the winding up of any of the wholly owned subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Parent will only be liable in the event that after six months any creditor has not been paid in full. The wholly owned subsidiaries have also given similar guarantees in the event that the Parent is wound up.

The subsidiaries subject to the deed are as follows:

Asciano Executive Services Pty Ltd	Asciano Holdings (Containers) Pty Ltd

Asciano Holdings (Corporate) Pty Ltd	Asciano Holdings (Executive) Pty Ltd

Asciano Holdings (General & Bulk) Pty Ltd	Asciano Holdings (Properties) Pty Ltd

Asciano Holdings (Rail) Pty Ltd	Asciano Properties Operations Pty Ltd[1]

Asciano Properties Pty Ltd	Asciano Rail Holdings Pty Ltd

Asciano Services Pty Ltd	Asciano (Employee Share Plans) Pty Ltd

ATN Access Pty Limited	Eastern Basin Pty Ltd[2]

C3 Australia Pty Ltd	National Rail Consortium (Insurance) Pty Ltd

National Stevedoring Holdings Pty Limited	Pacific National (Bulk Rail) Pty Ltd

Pacific National (NSW) Pty Ltd	Pacific National (QLD) Pty Ltd

Pacific National (Queensland Coal) Pty Ltd	Pacific National (Queensland Coal Holdco) Pty Ltd

Pacific National (Tasmania) Pty Limited	Pacific National Pty Ltd

Patrick Auto, Bulk and General Ports Pty Ltd	Patrick BWL Pty Limited

Patrick Container Ports Pty Ltd	Patrick Distribution Pty Limited

ACN 095 062 570 Pty Limited	Patrick Port Services Pty Limited

Patrick Portlink Pty Limited	Patrick Ports Pty Ltd

Patrick Stevedores Operations Pty Limited	Patrick Stevedores Holdings Pty Limited

Patrick Stevedoring Pty Ltd	Patrick Stevedores Operations No 2 Pty Limited

Plzen Pty Limited	Patrick Stevedoring (BSL) Pty Ltd

PN Tas (Services) Pty Limited	Phillips Transport Pty Limited

Terminals Australia Pty Limited	PN Tas (Operations) Pty Limited

WA Grain Stevedores Pty Ltd	PSL Services Pty Limited

Patrick Projects Pty Ltd	Strang Patrick Holdings Pty. Limited

Infrastructure Investment Corporation Pty Ltd	Train Crewing Services Pty Ltd

Mountain Industries Pty Ltd	Mountain Bulk Haulage Pty Ltd

MTN Industries Pty Ltd	Geelongport Pty Limited

ACN 065 981 526 Pty Ltd

1.	As trustee for Asciano Properties Trust.
2.	As trustee for Eastern Basin Unit Trust.

52	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

5.4 Deed of cross guarantee (continued)

A Consolidated Statement of Comprehensive Income, a summary of accumulated losses, and a Consolidated Statement of Financial Position, comprising the Parent and controlled entities that are a party to the deed of cross guarantee, after eliminating all transactions between parties to the deed, at 30 June 2015 are set out as follows:

Consolidated Statement of Comprehensive Income	2015 $M	2014 $M
Revenue from services rendered	3,406.3	3,511.5
Other income	585.6	21.5
Share of net profit of joint ventures	15.5	16.5
Operating expenses excluding depreciation and amortisation	(2,495.2)	(2,539.6)

Profit before depreciation, amortisation, net finance costs and tax	1,512.2	1,009.9
Depreciation	(287.7)	(336.0)
Amortisation	(47.6)	(46.0)

Profit before net finance costs and tax	1,176.9	627.9
Net finance expense	(45.5)	(160.4)

Profit before tax	1,131.4	467.5
Tax expense	(333.7)	(134.0)

Profit after tax	797.7	333.5
Other comprehensive income	58.9	60.6

Profit for the period	856.6	394.1
Accumulated losses at beginning of year	(443.1)	(693.0)
Dividends paid	163.3	117.0
Transfers to reserves	(702.0)	(261.2)

Accumulated losses at end of the year	(125.2)	(443.1)

53	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

5.4 Deed of cross guarantee (continued)

Consolidated Statement of Financial Position	2015 $M	2014 $M
Current assets
Cash and cash equivalents	127.3	167.3
Trade and other receivables	388.6	378.2
Prepayments and other assets	20.5	21.3
Inventories	40.3	32.0
Derivative financial assets	114.2	4.1
Assets held for sale	51.7	—

Total current assets	742.6	602.9

Non-current assets
Property, plant and equipment	4,150.7	3,985.8
Intangible assets	2,591.5	2,607.1
Equity accounted investments	30.4	30.9
Loans to joint ventures	56.2	56.2
Trade and other receivables	1.4	1.9
Prepayments and other assets	1.3	3.9
Inventories	38.8	31.6
Derivative financial assets	2,171.5	1,704.8
Net deferred tax assets	—	69.3

Total non-current assets	9,041.8	8,491.5

Total assets	9,784.4	9,094.4

Current liabilities
Trade and other payables	323.4	434.4
Provisions and employee benefits	236.5	214.3
Loans and borrowings	0.5	0.6
Derivative financial liabilities	40.3	61.4
Current tax liabilities	33.3	9.2
Liabilities held for sale	14.1	—

Total current liabilities	648.1	719.9

Non-current liabilities
Other payables and accrued expenses	84.7	132.4
Provisions and employee benefits	79.9	82.8
Loans and borrowings	4,225.6	4,230.8
Derivative financial liabilities	52.9	57.8
Net deferred tax liabilities	133.2	—

Total non-current liabilities	4,576.3	4,503.8

Total liabilities	5,224.4	5,223.7

Net assets	4,560.0	3,870.7

Equity
Contributed equity	9,657.2	9,661.9
Reserves	(4,971.9)	(5,351.1)
Other comprehensive income	(0.1)	3.0
Accumulated losses	(125.2)	(443.1)

Total equity	4,560.0	3,870.7

54	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6. How we remunerate our employees

This section presents information in relation to remuneration paid by Asciano to its employees including information in relation to payments to key management personnel, issued share-based payment awards and other employee benefits including superannuation.

6.1 Key management personnel

Details on the remuneration paid to the Non-Executive Directors, the Executive Director and those other executives who at any point during the financial year had authority and responsibility for planning, directing and controlling the activities of Asciano are provided under section 7 of the Directors’ report.

	2015 $000	2014 $000
Remuneration elements
Short-term employee benefits	7,615	7,256
Post-employment benefits	127	107
Other long-term employee benefits	95	153
Share-based payments	2,045	2,235

Total remuneration	9,882	9,751

6.2 Share-based payments

Accounting policy

Share-based payment transactions

The Asciano Limited Executive Incentive Plan allows executives and selected employees to acquire shares in the Company. The fair value of options or rights granted is recognised as an employee benefits expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options or rights. The fair value of the options or rights granted is measured using the Monte Carlo and Binomial methods, taking into account the terms and conditions upon which the options or rights were granted. The amount recognised as an expense is adjusted to reflect the actual number of options or rights that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

The fair value of the Asciano employee options and rights plan is measured using the Monte Carlo simulation methodology and Binomial tree methodology. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate (based on Australian Corporate Bonds as per the Milliman report). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(a) Asciano Options and Rights Plan

The Option Plan was established to provide LTIs for executives and selected employees. Under the Option Plan, participants are granted options that only vest if certain time-based and performance-based vesting conditions are met. Participation in the Option Plan is at the Board’s discretion and no individual has a contractual right to participate in the Option Plan or to receive any guaranteed benefits.

The number of options granted to executives and selected employees are based upon their target LTI. This target LTI is determined based upon the executive’s or employee’s level of seniority and contribution to the profitability of Asciano.

The options vest over a three to four year period and are subject to Asciano’s relative TSR performance against companies in the S&P/ASX 100 Index (excluding resources and financial companies). The options also have an additional, inherent, performance hurdle, being that the share price at vesting date must be above the exercise price. The options are equity-settled.

55	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.2 Share-based payments (continued)

Vested options can be exercised to acquire shares in the Company, subject to paying an exercise price. The acquired shares are subject to an optional holding lock for a maximum period of seven years from the date the options were granted. Once the holding lock has lifted, the shares can be sold at any time subject to compliance with the Asciano Share Trading Policy. Options granted under the Option Plan carry no dividend or voting rights.

No options were granted during the 2015 financial year as the Company now uses a Rights plan for its LTI plan.

Set out below are the key terms of options granted under the Option Plan:

Grant date	Tranche	Expiry date	Exercise price $	Fair value of grant $	Opening balance	Granted	Exercised	Lapsed	Closing balance
2015
15 July 2010	B	30 June 2015	5.01	1.02	894,948	—	(492,527)	(402,421)	—
17 December 2010	B	30 June 2015	5.01	0.96	303,890	—	(77,431)	(226,459)	—
10 November 2011	B	30 June 2015	5.04	0.54	516,186	—	(320,035)	(196,151)	—

					1,715,024	—	(889,993)	(825,031)	—

2014
8 October 2009	A	30 June 2014	4.56	1.59	777,796	—	(719,938)	(57,858)	—
8 October 2009	B	30 June 2014	4.56	1.53	259,251	—	(155,551)	(103,700)	—
15 July 2010	B	30 June 2015	5.01	1.02	1,067,635	—	(172,687)	—	894,948
17 December 2010	B	30 June 2015	5.01	0.96	482,640	—	(178,750)	—	303,890
10 November 2011	B	30 June 2015	5.04	0.54	516,186	—	—	—	516,186

					3,103,508	—	(1,226,926)	(161,558)	1,715,024

The options granted during the 2011 financial year and subject to the TSR performance hurdle were tested on 1 July 2013 and 52% vested. These options were retested on 1 July 2014 and an additional 10% vested. All vested options outstanding at 30 June 2015 expired. The model inputs used in determining the fair value of options granted in the 2012 financial year under the Option Plan are provided below:

Grant date	Performance hurdle	Expiry date	Exercise price $	Fair value $	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Risk-free rate %
10 November 2011	TSR	30 June 2015	5.04	0.54	4.47	25	1.7	3.4

The model inputs used in determining the fair value of options granted in the 2011 financial year under the Option Plan are provided below:

Grant date	Performance hurdle	Expiry date	Exercise price $	Fair value $	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Risk-free rate %
15 July 2010	TSR	30 June 2015	5.01	1.02	5.10	25	2.7	4.65
27 October 2010	TSR	30 June 2015	5.01	0.87	4.71	25	1.3	4.94
17 December 2010	TSR	30 June 2015	5.01	0.96	4.80	25	1.3	5.24

56	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.2 Share-based payments (continued)

Reconciliation of outstanding share options

The number and weighted average exercise prices of share options under the Asciano Option Plan are as follows:

	Number of options in thousands 2015	Weighted average exercise price 2015	Number of options in thousands 2014	Weighted average exercise price 2014
In thousands of options
Outstanding at 1 July	1,715	5.02	3,104	4.86
Forfeited during the year	(782)	5.01	(58)	4.56
Exercised during the year	(890)	5.02	(1,227)	5.07
Expired during the year	(43)	5.01	(104)	4.56

Outstanding at 30 June	—	—	1,715	5.02

Exercisable at 30 June	—	—	729	5.02

There are no options outstanding as at 30 June 2015. The options outstanding as at 30 June 2014 had an exercise price of $5.02.

(b) Asciano Short Term Incentive (STI) Plan

Under Asciano’s STI Plan, certain participating employees receive 75% of the annual STI achieved in cash and 25% in the form of STI rights to shares of Asciano. Of the STI rights allocated on 3 October 2012, for the 2012 financial year, the second half vested on 1 September 2014. Of the STI rights allocated on 3 October 2013, for the 2013 financial year, half vested on 1 September 2014 and the other half will vest on 1 September 2015. The rights automatically convert into one ordinary share each on vesting at an exercise price of nil. The participating employees do not receive any dividends and are not entitled to vote in relation to the deferred shares during the vesting period. If the participating employee ceases to be employed by the Asciano Group within this period, the rights will be forfeited, except in limited circumstances that are approved by the Board on a case-by-case basis.

The shares are acquired on market as required, and prior to each vesting date, and are held as treasury shares until such time as they are vested. Forfeited shares are reallocated in subsequent grants.

Set out below are the key terms of the STI rights granted under the STI Plan.

STI rights granted during the 2013 financial year in respect of the 2012 financial year:

						Time-based condition
Grant date	Vesting date	Risk-free interest rate %	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Fair value $	Number of STI rights
3 October 2012	1 September 2014	2.38	4.45	25	2.2	4.27	211,916

STI rights granted during the 2014 financial year in respect of the 2013 financial year:

						Time-based condition
Grant date	Vesting date	Risk-free interest rate %	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Fair value $	Number of STI rights
20 August 2013	1 September 2014	2.39	5.23	25	2.3	5.11	91,932
20 August 2013	1 September 2015	2.56	5.23	25	2.3	4.99	91,931
3 October 2013	1 September 2014	2.45	5.87	25	2.6	5.73	185,034
3 October 2013	1 September 2015	2.62	5.87	25	2.6	5.58	185,003

57	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.2 Share-based payments (continued)

STI rights granted during the 2015 financial year in respect of the 2014 financial year:

						Time-based condition
Grant date	Vesting date	Risk-free interest rate %	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Fair value $	Number of STI rights
13 August 2014	1 September 2015	2.50	5.89	25	2.6	5.73	93,405
13 August 2014	1 September 2016	2.56	5.89	25	2.6	5.58	93,401
20 August 2014	1 September 2015	2.47	6.02	25	2.6	5.86	7,670
20 August 2014	1 September 2016	2.54	6.02	25	2.6	5.71	7,668
1 October 2014	1 September 2015	2.54	6.09	25	3.7	5.89	140,697
1 October 2014	1 September 2016	2.60	6.09	25	3.7	5.67	140,673

The number of rights to be granted is determined based on the dollar value of the achieved STI divided by the weighted average price at which the Company’s shares are traded on the ASX during the week up to and including the date of the grant.

The fair value of the rights at grant date was estimated based on market price of the Company’s shares on that date, with downward adjustment to take into account the present value of dividends that will not be received by executives on their rights during the two year vesting period.

As at 30 June 2015, the balance of the STI rights was 651,455 (2014: 602,872) following the issue of 483,514 STI rights, vesting of 413,001 STI rights and the forfeiture of 21,930 STI rights. For the year ended 30 June 2015, the Group has included an estimated expense of $1.1 million for STI rights in respect of the 2015 financial year which will be allocated during the 2016 financial year.

(c) Asciano LTI Plan

The Asciano LTI Plan was established to provide LTIs for executives and selected employees. Under the LTI Plan, participants are granted rights that only vest if certain time-based and performance-based vesting conditions are met. Participation in the LTI Plan is at the Board’s discretion and no individual has a contractual right to participate in the LTI Plan or to receive any guaranteed benefits.

The number of rights granted to executives is based upon their target LTI. This target LTI is determined based upon the executive’s level of seniority and contribution to the profitability of Asciano.

The rights vest over a three year period and are subject to two equally weighted performance hurdles, being Asciano’s relative TSR performance against companies in the S&P/ASX 100 Index (excluding resources and financial companies) and the ROCE hurdle. The rights also have an additional, inherent, performance hurdle, being that the share price at vesting date must be above the exercise price. The rights are equity-settled.

58	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.2 Share-based payments (continued)

						Non-market performance condition		Market performance condition
Grant date	Vesting date	Risk-free interest rate %	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Fair value $	Number of rights to shares	Fair value $	Number of rights to shares
12 November 2014	30 June 2017	2.58-2.59	6.28	25	3.5	5.73	209,117	4.34	209,117
20 August 2014	30 June 2017	2.64-2.66	6.02	25	2.6	5.59	50,768	3.99	50,767
13 August 2014	30 June 2017	2.66-2.67	5.89	25	2.6	5.46	226,621	3.95	226,620
18 February 2014	30 June 2016	3.00-3.04	5.74	25	2.6	5.39	4,351	3.90	4,351
12 November 2013	30 June 2016	3.00-3.04	5.81	25	2.6	5.42	236,674	3.97	236,674
20 August 2013	30 June 2016	2.75-2.79	5.23	25	2.3	4.90	303,287	3.36	303,293
9 January 2013	30 June 2015	2.60	4.74	25	2.2	4.47	13,394	3.01	13,394
15 November 2012	30 June 2015	2.57	4.18	25	2.2	3.95	257,768	2.08	257,767
3 November 2012	30 June 2015	2.60	4.51	25	2.2	4.25	40,434	2.87	40,434
3 October 2012	30 June 2015	2.33	4.45	25	2.2	4.19	254,902	2.50	254,902
16 January 2012	30 June 2014	4.87	4.62	25	1.3	4.44	173,780	3.00	173,777
29 August 2011	30 June 2014	3.82	4.53	25	1.7	4.32	9,227	2.94	9,226
10 November 2011	30 June 2014	3.41	4.47	25	1.7	4.26	224,072	2.88	224,072
18 April 2012	30 June 2014	3.23	4.75	25	2.4	4.51	21,432	2.90	21,431

The non-market performance condition tranche refers to the rights subject to the ROCE hurdle and the market performance condition tranche refers to the rights subject to the relative TSR hurdle. The rights subject to the ROCE hurdle have been valued using the Binomial model and their value is exclusive of market performance hurdles while the rights subject to the TSR hurdle have been valued using a Monte Carlo simulation that takes into account the relative TSR hurdle.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the financial year as part of employee benefits expense were as follows:

	2015 $M	2014 $M
Rights issued under the Asciano Options and Rights Plan	4.2	4.9

59	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.3 Employee benefits and superannuation

Accounting policy

Long-term service benefits

Asciano’s net obligation in respect of long-term service benefits, other than superannuation, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. That benefit is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Australian Corporate Bonds as generated in the Milliman report that have maturity dates approximating the terms of Asciano’s obligations.

Long service leave is classified as current where the leave has vested, or will vest within the next 12 months, in accordance with the relevant state legislation under which the employee operates.

Defined contribution superannuation funds

Obligations for contributions to defined contribution superannuation funds are recognised as an expense in the profit or loss as incurred.

Defined benefit superannuation funds

Asciano’s net obligation in respect of defined benefit superannuation funds is calculated separately for each fund by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value and the fair value of any fund assets and any unrecognised past service cost is deducted.

The discount rate is the yield at the end of period date on the Australian Corporate Bonds as generated in the Milliman report that have maturity dates approximating to the terms of Asciano’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and taxes.

When the benefits of a fund are improved, the portion of the increased benefit relating to past service by employees is recognised in the profit or loss on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the profit or loss. Actuarial gains and losses are recognised directly in other comprehensive income.

Asciano determines the net interest expense (income) for the period on the net defined benefit liability (asset) by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset) after taking into account contributions and benefit payments during the period. Consequently, the net interest recognised in the statement of profit or loss comprises:

a)	interest cost on the defined benefit obligation at the start of the period; and

b)	interest income on plan assets during the period.

The difference between the actual return on plan assets for the year and the interest income on plan assets is recognised as part of remeasurements within other comprehensive income.

Short-term employee benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are due within 12 months of the reporting date represent present obligations resulting from employees’ services provided at the reporting date. These balances are calculated at undiscounted amounts based on remuneration wage and salary rates that Asciano expects to pay as at the reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits (such as parking and mobile telephone expenses) are expensed based on the net marginal cost to Asciano as the benefits are taken by the employees.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when the employee accepts voluntary redundancy in exchange for these benefits. Asciano recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of reporting date are discounted to present value.

Defined benefit superannuation funds

A liability or asset in respect of defined benefit superannuation funds is recognised in the statement of financial position, and is measured as the present value of the defined benefit obligation less the fair value of the superannuation fund’s assets and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Assumptions have been made by the actuaries as to expected future wage and salary levels, experience of employee departures and periods of service

60	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.3 Employee benefits and superannuation (continued)

Critical accounting estimates and judgements

Change in discount rate used in the Group’s estimate

As at 30 June 2015, the discount rate was changed from the Government Bond rate to the Australian Corporate Bond rate as generated in the Milliman report. The discount rate is applied in the Group’s estimates of employee benefit provisions that include both the defined benefit plan liability and the long service leave provision.

The effect of the change to the discount rate on the Consolidated Statement of Financial Position is as follows:

2015 $M	Defined benefit plan liability	Long service leave
Balance as at 30 June 2015 using Government Bond rate	119.8	110.7
Impact of the change from Government Bond rate to Corporate Bond rate	(46.6)	(1.8)

Balance as at 30 June 2015	73.2	108.9

The effect on the Consolidated Statement of Profit or Loss is as follows:

Decrease in employee benefits expense (net of tax)	—	1.3

Decrease in profit after tax	—	1.3

The effect on the Consolidated Statement of Other Comprehensive Income is as follows:

Decrease in defined benefit superannuation fund actuarial losses (net of tax)	32.6	—

Decrease in other comprehensive income	32.6	—

Provisions in relation to employee benefits are as follows:

	2015 $M	2014 $M
Current
Long service leave	90.0	90.7
Annual leave	84.7	92.2
Other employee entitlements	17.7	18.9

	192.4	201.8

Non-current
Defined benefit plan liability	73.2	120.8
Long service leave	18.9	17.7

	92.1	138.5

61	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.3 Employee benefits and superannuation (continued)

Defined contribution funds

Asciano contributes to a number of defined contribution funds on behalf of employees. Under current legislation, employees are able to choose the fund into which these contributions are made, and Asciano pays contributions into the various funds in accordance with the employees’ instructions. Contributions made to the funds were $50.0 million (2014: $48.9 million).

Victorian State Superannuation Fund

Asciano also contributes on behalf of certain employees to defined benefit schemes that are part of the Victorian State Superannuation Fund (“VSSF”). Certain employees of V/Line Freight Corporation, which was acquired by Freight Victoria Limited (subsequently renamed Pacific National (Victoria) Limited) on 1 May 1999, elected to continue their membership of the defined benefit schemes at acquisition. Membership of the defined benefit schemes had been closed to new members prior to 1 May 1999. As at 30 June 2015, there were 34 (2014: 34) employees still in the defined benefit schemes.

The State Government of Victoria retains liability for investment risk in the VSSF while Asciano’s exposure is in relation to future contribution rates only. Contribution rates may increase above current rates where the level of salary and wage increases exceeds that assumed by the actuary. The level of contributions in respect of these funds is determined by the VSSF’s board based on advice from the actuary. For accounting purposes, the State Government of Victoria recognises the unfunded superannuation liability in respect of the Emergency Services Superannuation Scheme (“ESSS”) (of which the VSSF is a sub scheme) in its financial statements.

David Knox (BA, PhD, FIA, FIAA), the actuary who prepares the AASB 119 Employee Benefits liabilities for the State Government of Victoria, has advised that given the nature of the ESSS, the State Government of Victoria’s commitment to the ESSS, the pooling of risk and the difficulties in reliably allocating the benefit liabilities and assets between entities, it is appropriate for Asciano to use the defined contribution reporting approach available under the multi employer fund provisions of AASB 119. This approach is also consistent with the treatment of Asciano’s contribution in the calculation of the State Government of Victoria’s balances.

Stevedoring Employees Retirement Fund

Asciano also contributes on behalf of certain employees into the Stevedoring Employees Retirement Fund (“SERF”). The SERF is a superannuation fund that, in addition to providing defined contribution benefits to some categories of members, provides other members with defined benefits. There were 25 (2014: 35) employees in the defined benefit fund and 2,571 (2014: 1,926) employees in the defined contribution fund as at 30 June 2015.

The SERF is a multi-employer industry-based superannuation fund. There is no basis that could be used to definitively apportion the benefits, assets and costs associated with the SERF between the various full participating employers.

The SERF’s actuary advised that the surplus in the fund continues to be $nil at 30 June 2015, primarily as a result of the performance of equity markets during the period. The actuary used a net of tax discount rate of 5.8% (2014: 5.8%) per annum and an assumed wage escalation rate of 4.0% (2014: 4.0%) per annum. Asciano has made normal contributions to the fund in 2015 at the request of the fund trustee.

Defined benefit funds

Asciano is a sponsor of a number of pooled defined benefit funds relating to employees it took over from closed New South Wales public sector entities. The funds include the State Superannuation Scheme (“SSS”), the State Authorities Superannuation Scheme (“SASS”) and the State Authorities Non-Contributory Superannuation Scheme (“SANCS”). These schemes are all defined benefit schemes and at least one component of the final benefit is derived from a multiple of member salary and years of membership. There were 387 (2014: 443) employees and former employees in these defined benefit funds as at 30 June 2015. In accordance with various trust deeds, where a deficit exists in the funds, the trustee may request additional contributions by employers in order to manage down the deficit over time. At the request of the trustee, Asciano made additional contributions of $8.8 million (2014: $8.5 million) in the 2015 financial year. An additional contribution of $8.9 million is forecast for the 2016 financial year.

In accordance with AASB 119, Asciano has elected to reflect actuarial gains and losses, after tax, directly in other comprehensive income. Other gains and losses are reflected in the current period profit or loss.

All fund assets are invested at arm’s length through independent fund managers.

62	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.3 Employee benefits and superannuation (continued)

	2015 $M	2014 $M
Fund assets comprise:
Australian equities	48.1	59.3
Overseas equities	60.6	55.2
Australian fixed interest securities	12.4	11.9
Overseas fixed interest securities	4.7	4.4
Property	16.1	16.5
Cash	12.2	12.5
Other	33.1	32.0

	187.2	191.8

Movement in the present value of fund assets
Balance at the beginning of the financial period	191.8	184.4
Contributions paid into the funds – employer	11.0	11.0
Contributions paid into the funds – plan participants	2.1	2.1
Benefits paid by the funds	(39.2)	(28.0)
Expected return on fund assets	6.4	6.9
Actuarial gains recognised in other comprehensive income	15.1	15.4

Balance at the end of the financial year	187.2	191.8

Movement in the present value of the defined benefit obligation
Balance at the beginning of the financial year	312.6	303.4
Contributions paid into the funds	2.1	2.1
Benefits paid by the funds	(39.2)	(28.0)
Current service costs and interest	14.2	15.4
Actuarial (gains)/losses recognised in other comprehensive income	(29.3)	19.7

Balance at the end of the financial year	260.4	312.6

Expenses recognised in the profit or loss
Current service costs	3.7	4.1
Interest cost	10.5	11.2
Expected return on fund assets	(6.4)	(6.9)

Total included in employee benefits expense	7.8	8.4

Actual return on fund assets	15.1	15.4

Actuarial gains and losses recognised directly in other comprehensive income
Balance at the beginning of the financial year	(124.8)	(120.4)
Recognised directly in other comprehensive income	45.7	(6.3)
Tax thereon	(13.7)	1.9

Other comprehensive income, net of tax	32.0	(4.4)

Balance at the end of the financial year	(92.8)	(124.8)

63	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.3 Employee benefits and superannuation (continued)

	2015 % pa	2014 % pa
Actuarial assumptions
Discount rate[1]	4.6	3.6
Future salary increases	4.0	4.0
Rate of Consumer Price Index (“CPI”) increase	2.5	2.5
Expected rate of return on assets	8.3	8.3

1.	The discount rate has been changed from the Government Bond rate used in the 2014 financial year to the Corporate Bond rate for the 2015 financial year.

The sensitivity of the defined benefit obligation to changes in the significant assumptions is:

		2015		2014
		Impact on defined benefit obligation		Impact on defined benefit obligation
	Change in in assumptions	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Actuarial assumptions
Discount rate	1.0%	(24.8)	30.7	(29.4)	36.1
Future salary increases	0.5%	7.1	(6.7)	9.4	(8.9)
Rate of Consumer Price Index (“CPI”) increase	0.5%	6.9	(6.3)	7.0	(6.4)
Pensioner mortality	5.0%	(1.2)	1.2	(1.2)	1.2

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognised in the statement of financial position.

Employer contributions

Employer contributions to the funds are based on recommendations by the funds’ actuaries. Actuarial assessments are made on an annual basis and the last such assessment was conducted as at 30 June 2015.

64	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

6.3 Employee benefits and superannuation (continued)

Historical information

2015	SSS $M	SASS $M	SANCS $M	Total $M
Defined benefit obligation	(2.5)	(236.6)	(21.3)	(260.4)
Fund assets	6.5	158.9	21.8	187.2

Net surplus/(deficit)	4.0	(77.7)	0.5	(73.2)

Experience adjustments – fund liabilities	(0.1)	2.3	(1.9)	0.3

2014
Defined benefit obligation	(3.2)	(281.8)	(27.6)	(312.6)
Fund assets	5.9	164.5	21.4	191.8

Net surplus/(deficit)	2.7	(117.3)	(6.2)	(120.8)

Experience adjustments – fund liabilities	0.6	(14.0)	(0.9)	(14.3)

2013
Defined benefit obligation	(3.3)	(272.2)	(27.9)	(303.4)
Fund assets	5.3	158.7	20.4	184.4

Net surplus/(deficit)	2.0	(113.5)	(7.5)	(119.0)

Experience adjustments – fund liabilities	0.5	(15.1)	(0.4)	(15.0)
Experience adjustments – fund assets	0.6	18.1	2.3	21.0

2012
Defined benefit obligation	(3.8)	(256.5)	(26.4)	(286.7)
Fund assets	4.6	136.5	15.8	156.9

Net surplus/(deficit)	0.8	(120.0)	(10.6)	(129.8)

Experience adjustments – fund liabilities	1.2	28.2	3.3	32.7
Experience adjustments – fund assets	0.4	13.5	1.4	15.3

2011
Defined benefit obligation	(2.5)	(210.4)	(21.9)	(234.8)
Fund assets	4.6	145.0	16.4	166.0

Net surplus/(deficit)	2.1	(65.4)	(5.5)	(68.8)

Experience adjustments – fund liabilities	—	5.5	0.4	5.9
Experience adjustments – fund assets	—	2.4	—	2.4

65	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

7. Other

This section provides information that is not directly related to specific line items in the financial statements, including information about related party transactions, auditor’s remuneration, events after the reporting period and other statutory information.

7.1 Related parties

Accounting policy

All undertakings with related parties are on an arm’s length basis and recognised in line with accounting standards.

(a) Transactions with related parties

	2015 $M	2014 $M
Transactions with joint ventures
Sales revenue	4.0	4.8
Purchases/services received	59.3	49.8
Dividend revenue	14.5	12.2
Interest revenue	0.1	0.2

Balances of loans with joint ventures are disclosed in note 4.2. As at 30 June 2015, there are $2.7 million of interest bearing loans to joint ventures (2014: $2.7 million).

(b) Terms and conditions

Transactions relating to dividends were on the same terms and conditions that applied to other shareholders.

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties.

(c) Loans to management personnel

During the 2015 financial year, Asciano made $1.9 million of short-term loans to senior management. These loans are secured against their future remuneration, at a market interest rate of 5.65% per annum, and are repayable in full on or prior to 31 October 2015. As at 30 June 2015, a loan balance of $1.9 million and an interest accrual of $2,826 was included in “Trade and other receivables”.

7.2 Auditor’s remuneration

KPMG is the auditor of Asciano. Amounts received or due and receivable by KPMG are detailed below:

	2015 $000	2014 $000
Audit services
Audit and review of financial reports – KPMG Australia	1,557.0	1,500.0
Audit and review of financial reports – KPMG New Zealand	58.0	65.0
Other services – KPMG Australia
Taxation services	64.0	50.0
Other assurance related services	626.0	316.0

	2,305.0	1,931.0

66	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

7.3 Parent

As at, and throughout the 2015 financial year, the parent company of Asciano was Asciano Limited.

	2015 $M	2014 $M
Result of the Parent
Profit after tax	514.9	144.2
Other comprehensive income	(29.5)	(50.4)

Total comprehensive income	485.4	93.8

Financial position
Current assets	160.2	36.1
Non-current assets	8,991.5	8,465.1

Total assets	9,151.7	8,501.2

Current liabilities	74.8	70.6
Non-current liabilities	4,769.8	4,504.6

Total liabilities	4,844.6	4,575.2

Net assets	4,307.1	3,926.0

Equity
Contributed equity	9,646.6	9,646.6
Reserves	544.5	163.4
Accumulated losses	(5,884.0)	(5,884.0)

Total equity	4,307.1	3,926.0

The Parent has net current assets of $85.4 million as at 30 June 2015 (2014: $34.5 million net current asset deficiency).

Capital commitments for acquisition of property, plant and equipment

The Parent did not have any capital commitments for acquisition of property, plant and equipment at 30 June 2015 or 30 June 2014.

Capital guarantees in respect of debts of certain subsidiaries

The Parent has entered into a deed of cross guarantee with the effect that the Parent guarantees debts in respect of wholly owned subsidiaries. Under the deed of cross guarantee, the subsidiaries provide financial security to the Parent.

Further details of the deed of cross guarantee and the wholly owned subsidiaries subject to the deed, are disclosed in note 5.4.

Parent contingent liabilities

There are no contingent liabilities in the Parent.

The contributed equity in the Parent differs to the contributed equity in the consolidated financial statements due to the elimination of the treasury shares and the corporatisation adjustment which arose from the acquisition of the Asciano Finance Trust.

7.4 Events subsequent to the reporting date

On 27 July 2015, Asciano announced the appointment of Mr Murray Vitlich to the role of Director Patrick following the resignation of Alistair Field, Director Patrick & Terminals.

The Company has taken this opportunity to review its current management structure and will integrate the leadership of its two Patrick divisions, Terminals & Logistics and Bulk & Automotive Port Services.

On 31 July 2015, the formation of the new joint venture with ACFS Port Logistics was completed.

On 18 August 2015 Asciano announced that it had entered into a Scheme of Implementation Deed with BIP to acquire Asciano at an implied offer value of A$9.15 per Asciano share.

Asciano’s Directors have unanimously recommended the transaction to shareholders in the absence of a superior proposal and subject to an Independent Expert opining that the Scheme is in the best interests of Asciano’s shareholders.

Other than for the items noted above there has not arisen in the interval between the end of the 2015 financial year and the date of this report, any item, transaction or event of a material and unusual nature likely, in the opinion of the Board, to significantly affect the operations of Asciano, the results of those operations, or the state of affairs of Asciano in future financial years.

67	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

Directors’ declaration

For the year ended 30 June 2015

In the opinion of the Directors of Asciano Limited (“Company”):

(a)	the consolidated financial statements and notes set out on pages 2 to 65 and the Remuneration report, are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Group’s financial position as at 30 June 2015 and of its performance for the financial year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c)	there are reasonable grounds to believe that the Company and the Group entities identified in note 5.4 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the deed of cross guarantee between the Company and those Group entities pursuant to ASIC Class Order 98/1418.

The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2015.

The Directors draw attention to note 1 to the consolidated financial statements, which includes a statement of compliance with International Financial Reporting Standards.

Signed in accordance with a resolution of the Directors:

(signed) Malcolm Broomhead

Malcolm Broomhead

Chairman

Sydney

18 August 2015

68	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

Independent auditor’s report to the members of Asciano Limited

Report on the financial report

We have audited the accompanying financial report of Asciano Limited (the company), which comprises the consolidated statement of financial position as at 30 June 2015, consolidated statement of profit and loss and consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, notes 1 to 7 comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the Group comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement whether due to fraud or error. In note 1, the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements of the Group comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards, a true and fair view which is consistent with our understanding of the Group’s financial position and of its performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.	Liability limited by a scheme approved under Professional Standards Legislation

69	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

Auditor’s opinion

In our opinion:

(a)	the financial report of the Group is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Group’s financial position as at 30 June 2015 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

Report on the remuneration report

We have audited the Remuneration Report included in section 7 of the directors’ report for the year ended 30 June 2015. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with auditing standards.

Auditor’s opinion

In our opinion, the remuneration report of Asciano Limited for the year ended 30 June 2015, complies with Section 300A of the Corporations Act 2001.

(Signed)

KPMG

(Signed)

Steven Gatt

Partner

Sydney

18 August 2015

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.	Liability limited by a scheme approved under Professional Standards Legislation

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7. Remuneration report – audited

The information provided in the Remuneration report has been audited as required by section 308 (3C) of the Corporations Act 2001.

An overview of the elements of remuneration is set out in the table below. A more detailed discussion of each element is contained in this Remuneration report.

		Directors		Executives
Elements of remuneration		Non-Executive	Executive
Fixed annual remuneration	Fees	✓ (page 77)	Ò	Ò
	Salary	Ò	✓ (page 71)	✓ (page 71)
At-risk remuneration	STI	Ò	✓ (page 72)	✓ (page 72)
	LTI	Ò	✓ (page 74)	✓ (page 74)
Post-employment	Superannuation	✓ (page 77)	✓ (page 71)	✓ (page 71)
	Notice periods and termination benefits	Ò	✓ (page 77)	✓ (page 77)

7.1 Key Management Personnel

This Remuneration report outlines the remuneration arrangements in place for the KMP of Asciano, which comprise all Directors (Executive and Non-Executive) as well as those executives who have authority and responsibility for planning, directing and controlling the activities of Asciano. In this Remuneration report, “executives” refers to the KMP including the CEO but excluding Non-Executive Directors.

The following were KMP of Asciano during the 2015 financial year and unless otherwise indicated were KMP for the entire year:

Executive Director		Non-Executive Directors
John Mullen	CEO	Malcolm Broomhead	Chairman (Non-Executive)
Other executives		Chris Barlow	Non-Executive Director
Roger Burrows	CFO	Robert Edgar	Non-Executive Director
Alistair Field[1]	Director Terminals & Logistics	Peter George	Non-Executive Director
David Irwin	Director Pacific National	Shirley In’t Veld	Non-Executive Director
Murray Vitlich[2]	Director Bulk & Automotive Port Services	Geoff Kleemann	Non-Executive Director
Philip Tonks[3]	Director Ports & General Stevedoring	Ralph Waters	Non-Executive Director

1.	Mr Alistair Field resigned as Director Terminals & Logistics on 22 June 2015.
2.	Commenced as Director Bulk & Automotive Port Services on 1 September 2014.
3.	Ceased as Director Ports & General Stevedoring on 31 August 2014 and commenced as Director Strategic Projects.

7.2 Executive remuneration policy and framework

Remuneration philosophy and principles

Asciano consistently applies its remuneration philosophy to ensure that an executive’s remuneration package properly reflects the executive’s duties, responsibilities and level of performance and is aligned with the drivers of Company success. It also aims to ensure that remuneration is market competitive to attract, motivate and retain people of the highest quality.

Asciano’s Remuneration Committee is committed to continually reviewing and improving the remuneration framework to ensure that robust links exist between executive reward and Company performance, and that employee reward drives desired behaviours. To assist in exercising its responsibilities, the Remuneration Committee may seek independent advice on matters such as remuneration strategies, mix and structure.

Asciano has rigorous processes in place to ensure that its remuneration structure and its risk management framework are aligned.

Clawback provisions

The Company is committed to ensuring alignment between incentive plan awards, Company performance and shareholder value. Our clawback provisions, which have been included in all plan rules since 2012, ensure we are able to take appropriate action should we believe there has been an act of fraud, dishonesty or breach of obligations.

The Board may, in its discretion and subject to applicable laws, determine any treatment in relation to an incentive award, including forfeiting unvested awards, lapsing vested awards, require payment of cash rewards and/or repayment of the net proceeds of any awards of shares subsequently sold.

We are confident that these provisions enable appropriate Board discretion to ensure we only reward where it is appropriate to do so.

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7. Remuneration report – audited (continued)

Governance framework

Asciano’s corporate governance framework ensures that processes are in place to prevent any undue influence by management on remuneration consultants making recommendations to the Remuneration Committee. In previous years, the Chair of the Remuneration Committee has engaged Ernst & Young (“EY”) to provide advice on specific remuneration matters (which included the provision of “remuneration recommendations” as defined in section 9B of the Corporations Act 2001). No remuneration recommendations were sought in the 2015 financial year.

EY was, however, engaged during the year to provide information on the following:

a)	monitoring of LTI Plan design and performance;

b)	a review of Executive and Non-Executive Director remuneration in comparison to market to ensure that executive remuneration levels remain competitive and in line with current market trends; and

c)	the feasibility of establishing a share purchase plan for Non-Executive Directors.

Overview of remuneration framework and components as a proportion of total remuneration

Components of total employment remuneration for the 2015 financial year were as follows:

Fixed annual remuneration FAR	Short-term incentive STI	Long-term incentive LTI
¸	¸	¸
• Fixed salary	• 12 month performance period	• Grant of performance rights
• Superannuation • Salary-sacrificed non-monetary benefits	• Targets linked to Company, divisional and individual performance • Annual opportunity made up of 75% annual cash incentive and 25% deferred into time-based rights	• Three year period • Performance hurdles linked to TSR and Asciano ROCE • Optional deferral period for shares allocated on vesting

The graphic below shows executive FAR and target performance-based remuneration as a proportion of total remuneration in the 2015 financial year:

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7. Remuneration report – audited (continued)

7.3 Executive remuneration arrangements for the 2015 financial year

Fixed annual remuneration (“FAR”)

Key developments: 2016 financial year

•	Apart from where there is a substantive change in role, any fixed annual remuneration increases for KMP in the coming year will be within a 3% budget and allocated in a way that accounts for position to market and performance in role.

FAR consists of base compensation (calculated on a total basis and includes fringe benefits tax charges related to employee benefits including motor vehicles), as well as contributions to superannuation plans. The level of FAR for KMP has been determined with reference to executive pay in S&P/ASX 100 Index companies, taking into account the individual’s performance, responsibilities, and their level of knowledge, skills and experience. The Company considers the ASX 100 to be the appropriate benchmark so that we are well positioned to attract the best talent, inside or outside of our direct industry.

Remuneration levels for executives are reviewed annually through a process which considers individual performance and overall performance of Asciano. When required, external consultants also provide analysis and guidance both to the Company and independently to the Board and the Remuneration Committee, to ensure that executive remuneration levels remain competitive and in line with current market trends.

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7. Remuneration report – audited (continued)

Short-term incentive (“STI”)

Key developments: 2016 financial year

•	A lead safety metric has been added to the STI design. In the 2016 financial year there will be two equally weighted safety measures. One is a lead indicator of safety and the other is a lag indicator. Each measure is weighted 7.5% and together they form 15% of the overall STI opportunity for all employees.

Detail of STI arrangements for the 2015 financial year

What is the STI and who participates?

The STI Plan is a cash-based (75%) and rights to shares (25%) plan that rewards executives for achievement of Asciano, divisional and individual performance goals over the 12 month annual performance review period. Participation is for eligible employees whose performance is of strategic and operational importance to the Asciano Group.

Of the portion of the STI deferred into STI rights, half will vest after one year and half will vest after two years. No dividends are payable on unvested rights to shares. Vesting of the STI rights is subject to the executive’s ongoing employment with Asciano. The obligation for STI rights that do vest will be satisfied by market purchase of shares in accordance with Company policy.

What is the maximum amount that executives can earn?

The CEO has a target STI opportunity equivalent to 100% of FAR.

The target STI opportunity for executives (excluding the CEO) is 60% of FAR.

Executives are advised of their target STI at the start of the financial year. Payment is dependent on achievement against the STI performance measures (outlined above). Where the EBIT and safety targets are exceeded, there is the potential for executives to receive “above target” awards for exceptional performance.

Why is the STI opportunity in relation to EBIT uncapped?	The Board believes it is appropriate and in the interest of shareholders to encourage executives to overachieve as much as possible in relation to its EBIT targets.

How and when is performance assessed?

The STI payable is determined after the preparation of the financial statements each year (in respect of the financial measures) and after the executive’s performance review score is determined by the CEO (or in the case of the CEO, by the Board).

STI payments are generally made to executives in September.

A threshold level of performance must be achieved in respect of all STI performance measures for there to be any eligibility for payment.

Why aren’t the specific performance targets and their outcomes for each measure disclosed?	The Board believes that it would not be in the interests of shareholders to make specific disclosure of the actual targets set for executives in relation to EBIT, safety and customer satisfaction. Such disclosure would make commercially sensitive information available publicly.

Why were these performance measures chosen again for the 2016 financial year?

The Board believes the STI performance measures appropriately reflect Asciano’s current strategic priorities and value creating activities.

Our strategy remains consistent with that implemented last year, so little will need to change.

What happens to the STI award on cessation of employment?

In general, where an executive’s employment is terminated by the Company “without cause” during the course of a performance year, the executive is entitled to a pro-rata STI for that proportion of the current financial year elapsed on the termination date.

In general, where an executive’s employment ceases by reason of resignation or is terminated by the Company “for cause”, any STI opportunity lapses.

What are the minimum and maximum values of the STI opportunity?	The STI rights (number and value) are shown in table “STI rights allocated under the STI Plan” on page 82.

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7. Remuneration report – audited (continued)

The actual STI payable, the percentage of the total target STI payable forfeited by executives for the 2015 financial year are outlined below. Detail of the STI rights (number and value) are shown in table “STI rights allocated under the STI Plan” on page 82.

2015 executives	Total STI awarded $	Amount awarded in cash $	Amount awarded in rights $	Number of restricted rights	% of target STI payable	% of target STI forfeited
John Mullen	1,770,600	1,327,950	442,650	—	92.7%	7.3%
Roger Burrows	481,300	360,975	120,325	—	100.2%	0.0%
Alistair Field[1]	389,400	389,400	—	—	95.4%	4.6%
David Irwin	470,500	352,875	117,625	—	82.5%	17.5%
Murray Vitlich[2]	324,750	243,563	81,187	—	95.5%	4.5%
Philip Tonks[3]	48,700	48,700	—	—	88.3%	11.7%

1.	Mr Alistair Field resigned as Director Terminals & Logistics on 22 June 2015. As a result, his 2015 STI rights will be paid in cash.
2.	Mr Murray Vitlich became a KMP on 1 September 2014 and the STI data relates to this period only.
3.	Mr Philip Tonks ceased to be a KMP on 31 August 2014 and the STI data relates to this period only.

STI performance: 2015 financial year

Asciano’s STI is subject to three Company measures (EBIT, safety performance and customer satisfaction) and each executive’s individual performance goals.

Category	Measure	2015 financial year achievements
Financial Weighted 50%	Measures achievement against a set target EBIT at divisional and/or Asciano level. The EBIT key performance indicators (“KPIs”) is leveraged up or down by a financial performance multiplier. The multiplier is uncapped, commencing at 0.7, provided a threshold of 90% of the target EBIT KPI is achieved.

Asciano’s EBIT result was $790.2 million before material items for the year ended 30 June 2015. For the purposes of the STI calculations the EBIT result was adjusted by $15.0 million for weather impacts in New South Wales where the rail network was seriously compromised for up to 19 days and ports were closed for up to three days.

For comparison purposes, EBIT for the 2014 financial year was $720.3 million before material items. This year’s result represents a year-on-year improvement of $69.9 million and combined with the adjustment for weather impacts exceeded the target set by the Board. This performance is reflected in STI payments to the Company’s executive team.

Safety Weighted 15%	Measures absolute year-on-year improvement in reportable injury frequency rate (“RIFR”) at divisional and/or Asciano level. Payment is capped at achievement of stretch performance RIFR and is calculated as MTIFR (medical treatment injury frequency rate) plus LTIFR (lost time injury frequency rate) per one million hours worked.	A positive improvement of 12.7% in RIFR was achieved in the 2015 financial year, above the threshold set by the Board. Accordingly, at the Group level 12.7% of the 15% of the STI measured against this target was paid.

Customer Weighted 15%	Measures absolute year-on-year improvement in customer satisfaction survey results (direct feedback from customers).

Customer surveys undertaken by a third party provider show a strong improvement in customer performance in some divisions and opportunities for improvement in others.

For the 2015 financial year, the 15% of the STI measured against this target was not achieved at the Group level and only partially achieved at the Divisional level.

Personal Goals Weighted 20%	Measures achievement of key individual performance goals as part of the balanced scorecard approach. Each executive is allocated a performance review score based upon achievement against their pre-agreed personal goals.

The CEO’s KPIs for the 2015 financial year were based on the measures used for all senior managers. His individual performance goals were fully achieved and included:

•    strategic plan and delivery;

•    people and culture; and

•    relationships and communication.

The STI arrangements outlined above will continue in the 2016 financial year.

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7. Remuneration report – audited (continued)

Long-term incentive (“LTI”)

Key developments: 2016 financial year

•	Our LTI design was comprehensively reviewed against other LTI designs in the 2014 financial year, and further options were considered in the 2015 financial year. The current LTI design continues to give the strongest alignment between long-term performance of the business and executive reward. For this reason, the LTI design is largely unchanged for the 2016 financial year.

Asciano has decided to use face value for future awards. The first applications of this revised approach will be for awards in the 2016 financial year. Face value will be calculated as the Asciano share price 10 day volume-weighted average price (“VWAP”) to 30 June.

LTI performance: 2015 financial year

Two prior year LTI plans were tested on 30 June 2015 – the 2012 financial year plan and the 2013 financial year plan.

Financial year	Performance period	Test date	ROCE (Weighted 50%)	TSR (Weighted 50%)
2012	1 July 2011 to 30 June 2014	1 July 2014 (TSR retest 1 July 2015)	Lapsed on testing	Lapsed on retest
2013	1 July 2012 to 30 June 2015	1 July 2015 (TSR retest 1 July 2016)	Lapsed on testing	To be retested
2014	1 July 2013 to 30 June 2016	1 July 2016 (TSR retest 1 July 2017)	To be tested	To be tested

Detail of LTI arrangements for the 2015 financial year

What is the 2015 LTI Plan and who participates?

The LTI component of remuneration is designed for selected executives with responsibility for significant Asciano outcomes. Under the current plan, executives are granted performance rights to a security in the future, subject to achievement of certain time-based and performance-based vesting conditions (LTI rights).

The LTI Plan is designed to align the interests of executives with those of Asciano’s shareholders, allow the executives to share in the growth in value of Asciano, and assist Asciano in building a performance-oriented culture over the long term.

How is the number of LTI rights determined?

The LTI opportunity offered to each executive is determined using a Board approved internal framework which refers to relevant market benchmarks to establish the appropriate remuneration mix for executive roles.

The number of LTI rights granted to each executive is calculated by dividing the value of their LTI opportunity (calculated as a percentage of their FAR) by the valuation per right.

What are the performance hurdles and why were they chosen?

The LTI rights granted for the 2015 financial year are divided into two equal tranches, one with a ROCE hurdle and the other with a TSR hurdle.

ROCE is calculated using the formula, “EBIT divided by capital employed”, where:

a)      EBIT is earnings before interest and tax, adjusted for material items; and

b)      capital employed is the net operating assets of the Group with net operating assets defined as net assets less cash, debt and other financial assets and liabilities, over a 12 month rolling period.

The vesting schedule for ROCE is as follows:

Level of performance	Percentage of rights that vest
Less than threshold ROCE	0% vesting
Threshold ROCE	50% vesting
Between the threshold and target ROCE	75% vesting at midpoint between threshold and target
ROCE target	100% vesting

The level of ROCE required to attract full or partial vesting under this component of the LTI Plan is highly commercially sensitive and therefore will only be disclosed on a retrospective basis following the end of the performance period.

Asciano’s TSR performance is calculated relative to companies in the S&P/ASX 100 Index (excluding resources and financial companies) over a three (or, where retesting occurs, four) year period.

This peer group is used because the Board believes it represents the most appropriate comparator group, being broad-based and appropriate to Asciano’s market positioning.

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Detail of LTI arrangements for the 2015 financial year (continued)

What are the performance hurdles and why were they chosen? (continued)	The vesting schedule for TSR performance is shown below and was chosen to ensure that executives are only rewarded when Asciano’s TSR is at least at the median against the comparator group of companies:

Percentile ranking	Percentage of rights that vest
Less than the 50th percentile	0% vesting
Equal to the 50th percentile	50% vesting
Between the 50th and 75th percentile	An additional 2% of rights will vest for each 1 percentile increase above the 50th percentile
Equal to the 75th percentile or above	100% vesting

The Board believes that TSR as a performance measure is both transparent and robust (i.e. it is not subject to the exercise of judgement or interpretation) and is generally well understood by both shareholders and management, thereby providing a “real” incentive to participants. It also ensures there is alignment between comparative shareholder return and executive rewards.

What is the performance period and when do LTI rights vest?

LTI rights in the ROCE tranche vest over a three year period. LTI rights in the TSR tranche vest over a three year period, with an extra year for retesting. Asciano believes that including this retest is appropriate given the long-term nature of many of the business decisions being made by its executives.

Both tranches are subject to achieving the time-based and performance-based vesting conditions described above. No dividends are payable on unvested LTI rights.

For the grant of LTI rights made during the 2015 financial year, the performance period commenced on 1 July 2014, with a test date of 1 July 2017. If required, the TSR tranche will have a retest on 1 July 2018.

Any LTI rights which do not vest at the end of the applicable performance period will lapse. The obligation for LTI rights that do vest will be satisfied by market purchase in accordance with Company policy.

What are the minimum and maximum values of the grants?	The minimum value of the LTI grants is $nil. The maximum value is disclosed in the table headed “Rights allocated under the Asciano LTI Plan” on page 80.

Are there any restrictions on the trading of the shares once vested?

Shares allocated on vesting of LTI rights are not subject to a holding lock unless requested by the executive. Participants may request a five or seven year holding lock which means that any shares acquired upon vesting of LTI rights cannot be transferred or otherwise disposed of for five or seven years from the date the LTI rights are granted.

The Board may lift a holding lock upon application by an executive in exceptional circumstances.

All trading is governed by the Company’s Share Trading Policy.

Is any amount payable on grant of the rights?	No amount is payable in respect of the grant of the LTI rights.

What happens on a change of control of the Company?	In accordance with the plan rules, the Board has discretion to waive any vesting conditions attached to the STI or LTI rights.

What happens if the executive ceases employment?	Where an executive ceases employment with Asciano, any unvested LTI rights will lapse, except in specified circumstances in accordance with the plan rules.

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7. Remuneration report – audited (continued)

Review of LTI Plan design for the 2016 financial year

Asciano is committed to exploring new ideas and perspectives raised in the market and undertakes an annual review of the LTI Plan design to ensure it is optimal and continues to strongly align rewards to executives with shareholder return. The following LTI design features were reviewed in detail this year.

LTI design review

a)

Alternative comparator groups for measurement of relative TSR

Asciano competes for available investment capital in the Transport and Infrastructure sectors and against Utilities and other ASX 50/ASX 100 companies. Our shareholders are 90% institutional and 10% retail investors with 75% domestic and 25% offshore. Our competition for shareholder funds is likely to be shares with similar characteristics (risk, volatility, share price growth, dividend yield).

The Company currently uses ASX 100 companies excluding Financials and Resources as the comparator group for relative TSR calculations. Work was undertaken to ascertain whether there is another comparator group for Asciano that better compares our performance against “like” companies. Five groups were compared including our current comparator group.

Interestingly, all of the alternative comparator groups delivered similar results to our current comparator group and so did not indicate a compelling case to change. For this reason, the Company will retain the current comparator group.

b)

Alternative vesting schedules

Our current vesting schedule appears on page 80.

Asciano’s share price volatility is below median compared to all five comparator groups. It can be argued that companies with higher volatility will often rank higher or lower in a comparator group with less volatile companies like Asciano filling the middle ground. Therefore an alternative vesting scale could be considered, commencing at a lower level of vesting below median and reaching maximum vesting at a higher level than the 75th percentile.

For this to be a compelling proposition for shareholders, Asciano’s relative TSR would need to be above the 75th percentile at least as often as it will be below the 50th percentile. As recent history does not support this assumption, at this point in time it is not appropriate to flatten our vesting schedule.

c)

Relative versus absolute TSR

It is difficult to set an absolute TSR target three years out that is ambitious and reflects real business performance rather than a rising or falling share market. For this reason we have retained relative TSR.

d)

Valuation of rights: Fair versus face value

The use of fair value has historically allowed a close association between the values in remuneration and financial reporting. Asciano has decided to move to the use of face value for future awards. The first applications of this revised approach will be for awards in the 2016 financial year. Face value will be calculated as the Asciano Share Price 10 day VWAP to 30 June.

e)

Retest

Historically Asciano has tested TSR after three years with a retest at four years. Concerns arise that a retest allows executives to have two “bites at the cherry” and, if relative TSR is tested often enough, it is possible that general market movement and a company’s stock volatility will allow the incentive to vest.

After consideration, Asciano has decided to retain the retest as it aligns with the longer term nature of our strategy and extends the “motivational life” of the LTI, improving retention and motivation after the initial test. From this point of view, it is in shareholders’ interests. In addition if the measure is subject to volatility from external factors outside of management control, there is an argument to consider retesting. Providing the extent of retesting is reasonable, applies over an extended performance period and does not make the performance task easier in any material sense, it continues to be supported by the Remuneration Committee and the Board.

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7. Remuneration report – audited (continued)

Service agreements – executives

The CEO’s service agreement is of unlimited duration. The Company may terminate the CEO’s employment at any time for cause and, otherwise, giving six months’ notice and with a severance payment equivalent to six months’ fixed remuneration. Mr Mullen must provide six months’ notice of resignation.

Service agreements for all other executives are for unlimited duration. The Company may terminate an executive’s employment by providing six months’ notice (or by making payment in lieu), and may terminate immediately for misconduct or where there is a material breach of contract.

Each of the executives may terminate by giving three or six months’ notice to the Company depending on the individual’s service agreement.

Executives are not entitled to any additional termination payments under their contracts of employment.

7.4 Non-Executive Director remuneration

Remuneration policy

Policy objective	Comment

Aggregate fees approved by shareholders

The current aggregate fee pool for Non-Executive Directors of $3 million per annum was approved by shareholders at the 2010 Annual General Meeting.

Board and committee fees, as well as statutory superannuation contributions made on behalf of the Non-Executive Directors, are included in the aggregate fee pool.

Promote independence and objectivity

Non-Executive Directors receive a cash fee for service.

To preserve independence and impartiality, Non-Executive Directors do not receive any performance related remuneration or any retirement benefits other than statutory superannuation.

Regular reviews of remuneration

Non-Executive Director fees are determined by the Board by reference to Non-Executive Director fees paid by S&P/ASX 100 Index companies, whilst also considering the responsibilities, skills and workload of the Non-Executive Directors.

The Board also seeks independent advice in benchmarking the level of fees paid.

Structure and level of fees

Key developments: 2016 financial year

•	As Asciano is largely remunerating in line with market, there will no increase to Non-Executive Director fees in the 2016 financial year. The exception is remuneration for the Sustainability Committee. In the coming year, fees for the Chair of the Sustainability Committee will increase to $35,000 and fees for members of the Sustainability Committee will increase to $15,000. This increase is to better position these roles to market and reflect the strategic importance of safety and environment to Asciano.

The table below shows the structure and level of Non-Executive Director fees as at the end of the 2015 and 2014 financial years:

Board/Committee	Role	2015 $	2014 $
Board	Chairman Member	525,500 170,500	525,000 170,000
Audit and Risk Committee	Chairman Member	40,000 20,000	40,000 20,000
Remuneration Committee	Chairman Member	35,000 15,000	35,000 15,000
Nomination and Succession Planning Committee	Chairman[1] Member	— 12,000	— 12,000
Sustainability Committee	Chair Member	25,000 12,000	25,000 12,000

1.	The Chairman of the Board is currently Chairman of the Nomination and Succession Planning Committee, and no additional fee is payable for this role.

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7. Remuneration report —  audited (continued)

Non-Executive Directors (“NED”) Share Plan

Shareholders have expressed a preference for NEDs to own a meaningful Asciano shareholding in order to create greater alignment with the interests of investors. However, the nature of the role of Board members and exposure to price-sensitive information means that dealing in Asciano shares is often difficult due to regulations on insider trading.

The Board weighed up shareholder concerns with the practical difficulties of implementing the plan and the risk of exposing NEDs to insider trading risks, both real and perceived. The Board decided not to implement a NED Share Plan at this time.

Despite not implementing a NED Share Plan, there were a range of alternatives explored throughout the 2015 financial year, with a number of key principles applied to the plan design:

a)	Provide a way for NEDs to purchase Asciano shares at the prevailing market rate whilst mitigating some of the exposure to insider trading risk.

b)	The plan is not designed to assist NEDs sell Asciano shares.

c)	The plan is not an incentive scheme, does not operate to allow income tax deferral and provides no discount on the market price of the Asciano shares acquired.

d)	Shares acquired under the plan will be from after tax income.

e)	Once the financial commitment is made, the number of shares and timing of purchase is not at the discretion of the NED.

f)	There will be a 12 month time-lapse between the commitment of the NED to participate in the plan and the purchase of the shares.

Remuneration of Non-Executive Directors for the year ended 30 June 2015

		Short-term benefits		Post-employment benefits
Non-Executive Directors	Year	Fees $	Non-monetary benefits	Sub-total $	Superannuation $	Total $
Malcolm Broomhead	2015	506,717	—	506,717	18,783	525,500
Independent Chairman	2014	507,225	—	507,225	17,775	525,000
Chris Barlow	2015	210,717	—	210,717	18,783	229,500
Independent Director	2014	211,225	—	211,225	17,775	229,000
Robert Edgar	2015	198,717	—	198,717	18,783	217,500
Independent Director	2014	199,225	—	199,225	17,775	217,000
Peter George	2015	195,717	—	195,717	18,783	214,500
Independent Director	2014	196,225	—	196,225	17,775	214,000
Shirley In’t Veld	2015	189,498	—	189,498	18,002	207,500
Independent Director	2014	189,474	—	189,474	17,526	207,000
Geoff Kleemann	2015	218,717	—	218,717	18,783	237,500
Independent Director	2014	219,225	—	219,225	17,775	237,000
Ralph Waters[1]	2015	177,626	—	177,626	16,874	194,500
Independent Director	2014	172,082	—	172,082	15,918	188,000
Total	2015	1,697,709	—	1,697,709	128,791	1,826,500
	2014	1,694,681	—	1,694,681	122,319	1,817,000

1.	Mr Ralph Waters was appointed to the Sustainability Committee on 19 December 2013, which is reflected in the remuneration disclosed for the comparative period.

80	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTORS REPORT FOR THE YEAR ENDED 30 JUNE 2015

7. Remuneration report – audited (continued)

7.5 Remuneration tables and data

Remuneration of the Executive Director and KMP for the year ended 30 June 2015

	Short-term benefits					Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments
$	Year	Salary and fees[1]	Cash incentive[2]	Non- monetary benefit	Sub-total	Super- annuation	Long service accrual	Termination payments	Equity settled[3]	Value of awards as % of total remune- ration	% performance related	Total
Executive Director
John Mullen	2015	1,910,939	1,327,950	1,825	3,240,714	18,783	35,016	—	1,443,828	30	58	4,738,341
CEO	2014	1,979,797	1,432,125	1,825	3,413,747	17,775	24,495	—	1,298,687	27	57	4,754,704
Executives
Roger Burrows	2015	772,977	360,975	1,825	1,135,777	18,783	10,712	—	258,155	18	43	1,423,427
CFO	2014	815,841	300,000	1,825	1,117,666	17,775	8,009	—	304,183	21	42	1,447,633
Alistair Field[4]	2015	643,587	389,400	2,635	1,035,622	31,306	9,075	—	(154,911)	(17)	25	921,092
Director Terminals & Logistics	2014	629,312	255,000	2,635	886,947	25,837	9,114	—	203,535	18	41	1,125,433
David Irwin	2015	911,245	352,875	28,320	1,292,440	23,138	30,000	—	296,288	18	40	1,641,866
Director Pacific National	2014	773,483	325,904	30,056	1,129,443	19,488	104,393	—	204,903	14	36	1,458,227
Murray Vitlich[5]	2015	559,349	243,563	1,521	804,433	15,653	9,750	—	151,532	15	40	981,368
Director Bulk & Automotive Port Services	2014
Philip Tonks[6]	2015	56,675	48,700	380	105,755	19,348	378	—	50,812	29	56	176,293
Director Ports & General Stevedoring	2014	524,182	181,238	2,278	707,698	26,305	6,698	—	224,247	23	42	964,948
Total	2015	4,854,772	2,723,463	36,506	7,614,741	127,011	94,931	—	2,045,704	21	48	9,882,387
	2014	4,722,615	2,494,267	38,619	7,255,501	107,180	152,709	—	2,235,555	23	49	9,750,945

1.	Salary and fees includes cash salary and accrued annual leave.
2.	The cash incentive amount represents the actual STI to be paid in October 2015 (75% cash component of the STI for the 2015 financial year).
3.	Equity settled component of remuneration is comprised of the STI and LTI rights expense.
4.	Mr Alistair Field resigned as Director Terminals & Logistics on 22 June 2015. On cessation of his employment with Asciano his STI rights will vest, while his LTI rights will be forfeited.
5.	Mr Murray Vitlich became a KMP on 1 September 2014 and remuneration disclosed relates to the period from 1 September 2014 to 30 June 2015 only.
6.	Mr Philip Tonks ceased to be a KMP on 31 August 2014 and remuneration disclosed for the current financial year relates to the period from 1 July 2014 to 31 August 2014 only.

81	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTORS REPORT FOR THE YEAR ENDED 30 JUNE 2015

7. Remuneration report – audited (continued)

Rights allocated under the Asciano LTI Plan

The table below sets out details of the rights allocated to the executives during the 2015 financial year under the Asciano LTI Plan (as outlined in section 7.3).

2015	Grant date	Tranche[1]	Held at 1 July 2014	Granted during the year	Fair value of rights granted ($)[2]	Vested during the year	Lapsed during the year	Held at 30 June 2015
Executives
John Mullen	12 November 2014	A	—	209,117	907,568	—	—	209,117
	12 November 2014	B	—	209,117	1,198,240	—	—	209,117
	12 November 2013	A	236,674	—	—	—	—	236,674
	12 November 2013	B	236,674	—	—	—	—	236,674
	15 November 2012[4]	A	257,768	—	—	—	—	257,768
	15 November 2012[4]	B	257,767	—	—	—	—	257,767
	10 November 2011[3]	A	224,072	—	—	—	—	224,072
	10 November 2011[3]	B	224,072	—	—	—	(224,072)	—
Roger Burrows	13 August 2014	A	—	41,029	162,065	—	—	41,029
	13 August 2014	B	—	41,029	224,018	—	—	41,029
	20 August 2013	A	37,126	—	—	—	—	37,126
	20 August 2013	B	37,125	—	—	—	—	37,125
	3 November 2012[4]	A	40,434	—	—	—	—	40,434
	3 November 2012[4]	B	40,434	—	—	—	—	40,434
Alistair Field[5]	13 August 2014	A	—	34,879	137,772	—	—	34,879
	13 August 2014	B	—	34,878	190,434	—	—	34,878
	20 August 2013	A	31,557	—	—	—	—	31,557
	20 August 2013	B	31,556	—	—	—	—	31,556
	3 October 2012[4]	A	31,842	—	—	—	—	31,842
	3 October 2012[4]	B	31,842	—	—	—	—	31,842
	18 April 2012[3]	A	13,181	—	—	—	—	13,181
	18 April 2012[3]	B	13,180	—	—	—	(13,180)	—
David Irwin	13 August 2014	A	—	48,717	192,432	—	—	48,717
	13 August 2014	B	—	48,717	265,995	—	—	48,717
	18 February 2014	A	4,351	—	—	—	—	4,351
	18 February 2014	B	4,351	—	—	—	—	4,351
	20 August 2013	A	32,484	—	—	—	—	32,484
	20 August 2013	B	32,484	—	—	—	—	32,484
	3 October 2012[4]	A	34,693	—	—	—	—	34,693
	3 October 2012[4]	B	34,692	—	—	—	—	34,692
	16 January 2012[3]	A	28,998	—	—	—	—	28,998
	16 January 2012[3]	B	28,997	—	—	—	(28,997)	—
Murray Vitlich	13 August 2014	A	—	34,853	137,768	—	—	34,853
	13 August 2014	B	—	34,853	190,439	—	—	34,853
	20 August 2013	A	29,236	—	—	—	—	29,236
	20 August 2013	B	29,236	—	—	—	—	29,236
	3 October 2012[4]	A	30,515	—	—	—	—	30,515
	3 October 2012[4]	B	30,515	—	—	—	—	30,515
	18 April 2012[3]	A	10,527	—	—	—	—	10,527
	18 April 2012[3]	B	10,527	—	—	—	(10,527)	—

82	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTORS REPORT FOR THE YEAR ENDED 30 JUNE 2015

7. Remuneration report – audited (continued)

Rights allocated under the Asciano LTI Plan (continued)

2015	Grant date	Tranche[1]	Held at 1 July 2014	Granted during the year	Fair value of rights granted ($)[2]	Vested during the year	Lapsed during the year	Held at 30 June 2015
Executives
Philip Tonks	20 August 2014	A	—	27,703	110,535	—	—	27,703
	20 August 2014	B	—	27,703	154,860	—	—	27,703
	20 August 2013	A	25,060	—	—	—	—	25,060
	20 August 2013	B	25,059	—	—	—	—	25,059
	9 January 2013[4]	A	13,394	—	—	—	—	13,394
	9 January 2013[4]	B	13,394	—	—	—	—	13,394

1.	Rights allocated to executives in Tranche A are subject to the relative TSR performance hurdle, while rights allocated in Tranche B are subject to the ROCE performance hurdle.
2.	The rights subject to the TSR hurdle have a fair value per right of $2.50, $2.87, $2.08, $3.01, $3.36, $3.97, $3.90, $3.95, $3.99 and $4.34 on grant dates 3 October 2012, 3 November 2012, 14 November 2012, 9 January 2013, 20 August 2013, 12 November 2013, 18 February 2014, 13 August 2014, 20 August 2014 and 12 November 2014 respectively, and have been valued at grant date using a Monte Carlo simulation.

The rights subject to the ROCE hurdle have a fair value per right of $4.19, $4.25, $3.95, $4.47, $4.90, $5.42, $5.39, $5.46, $5.59 and $5.73 on grant dates 3 October 2012, 3 November 2012, 14 November 2012, 9 January 2013, 20 August 2013, 12 November 2013, 18 February 2014, 13 August 2014, 20 August 2014 and 12 November 2014 respectively, and have been valued using the Binomial methodology.

3.	Rights allocated to executives during the 2012 financial year (10 November 2011, 16 January 2012 and 18 April 2012) were tested on 1 July 2014. The rights subject to the ROCE performance hurdle lapsed, while the rights subject to the TSR performance hurdle did not vest and were subject to retesting on 1 July 2015. On retesting these rights lapsed.
4.	Rights allocated to executives during the 2013 financial year (3 October 2012, 3 November 2012, 15 November 2012 and 9 January 2013) were tested on 1 July 2015. The rights subject to the ROCE performance hurdle lapsed, while the rights subject to the TSR performance hurdle did not vest and are subject to retesting on 1 July 2016.
5.	Mr Alistair Field resigned as Director Terminals & Logistics on 22 June 2015. On cessation of his employment his rights will be forfeited.

No rights allocated under the LTI Plan vested during the 2015 financial year, and there were no vested rights held by KMP that were exercisable at 30 June 2015.

83	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTORS REPORT FOR THE YEAR ENDED 30 JUNE 2015

7. Remuneration report —   audited (continued)

STI rights allocated under the STI Plan

The table below sets out details of the STI rights allocated to the executives during the 2015 financial year under the STI Plan (as outlined in section 7.3).

2015	Grant date[1]	Vesting date	Tranche	Held at 1 July 2014	Granted during the year	Fair value of rights granted ($)[2]	Vested during the year	Lapsed during the year	Held at 30 June 2015
Executives
John Mullen	13 August 2014	1 September 2015	A	—	44,723	256,263	—	—	44,723
	13 August 2014	1 September 2016	B	—	44,722	249,549	—	—	44,722
	20 August 2013	2 September 2014	A	50,002	—	—	(50,002)	—	—
	20 August 2013	2 September 2015	B	50,002	—	—	—	—	50,002
	3 October 2012	1 September 2014	B	40,147	—	—	(40,147)	—	—
Roger Burrows	13 August 2014	1 September 2015	A	—	9,369	53,684	—	—	9,369
	13 August 2014	1 September 2016	B	—	9,368	52,273	—	—	9,368
	20 August 2013	2 September 2014	A	10,475	—	—	(10,475)	—	—
	20 August 2013	2 September 2015	B	10,474	—	—	—	—	10,474
Alistair Field[3]	13 August 2014	1 September 2015	A	—	7,963	45,628	—	—	7,963
	13 August 2014	1 September 2016	B	—	7,963	44,434	—	—	7,963
	20 August 2013	2 September 2014	A	7,954	—	—	(7,954)	—	—
	20 August 2013	2 September 2015	B	7,954	—	—	—	—	7,954
	3 October 2012	1 September 2014	B	5,904	—	—	(5,904)	—	—
David Irwin	13 August 2014	1 September 2015	A	—	10,177	58,314	—	—	10,177
	13 August 2014	1 September 2016	B	—	10,177	56,788	—	—	10,177
	20 August 2013	2 September 2014	A	9,345	—	—	(9,345)	—	—
	20 August 2013	2 September 2015	B	9,344	—	—	—	—	9,344
	3 October 2012	1 September 2014	B	9,012	—	—	(9,012)	—	—
Murray Vitlich	13 August 2014	1 September 2015	A	—	7,378	42,276	—	—	7,378
	13 August 2014	1 September 2016	B	—	7,377	41,164	—	—	7,377
	20 August 2013	2 September 2014	A	7,905	—	—	(7,905)	—	—
	20 August 2013	2 September 2015	B	7,905	—	—	—	—	7,905
	3 October 2012	1 September 2014	B	2,829	—	—	(2,829)	—	—
Philip Tonks	20 August 2014	1 September 2015	A	—	5,660	33,168	—	—	5,660
	20 August 2014	1 September 2016	B	—	5,659	32,313	—	—	5,659
	20 August 2013	2 September 2014	A	11,884	—	—	(11,884)	—	—
	20 August 2013	2 September 2015	B	11,884	—	—	—	—	11,884
	3 October 2012	1 September 2014	B	12,867	—	—	(12,867)	—	—

1.	STI rights allocated to executives on 13 August 2014 are subject to a service condition whereby the executive is required to remain employed by the Asciano Group on 1 September 2015 (Tranche A) and 1 September 2016 (Tranche B).
2.	The STI rights subject to a service condition to 1 September 2015 and allocated to executives on 13 August 2014 have a fair value per right of $5.73 respectively and the STI rights subject to a service condition to 1 September 2016 have a fair value per right of $5.58. Both tranches have a grant date of 13 August 2014 and have been valued at grant date using the Binomial methodology.
3.	Mr Alistair Field resigned as Director Terminals & Logistics on 22 June 2015. As a result, Mr Field’s rights will vest on cessation of his employment with Asciano.

STI rights for each financial year are allocated to executives in two equal tranches, Tranche A and Tranche B, with each tranche subject to a service condition whereby the executive is required to remain employed by the Asciano Group on the determined vesting date. All STI rights subject to a service condition have been valued at grant date using the Binomial methodology.

For the year ended 30 June 2015, the Group has included an estimated expense for STI rights in respect of the 2015 financial year which will be granted during the 2016 financial year. 168,324 STI rights vested during the 2015 financial year.

84	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTORS REPORT FOR THE YEAR ENDED 30 JUNE 2015

7. Remuneration report – audited (continued)

Options allocated under the legacy Asciano Options Plan

The Option Plan was in place until the 2012 financial year, when it was replaced by the LTI Plan. Under the Option Plan, participants were granted options that only vested if certain time-based and performance-based vesting conditions were met. The options vested over a three to four year period, subject to Asciano’s relative TSR performance against companies in the S&P/ASX 100 Index (excluding resources and financial companies). The options also had an additional, inherent, performance hurdle, being that the share price at vesting date must be above the exercise price.

Vested options can be exercised to acquire shares in the Company, subject to paying an exercise price. The acquired shares are subject to a holding lock for a maximum period of seven years from the date the options were granted. Once the holding lock has lifted, the shares can be sold at any time subject to compliance with the Asciano Share Trading Policy. Options granted under the Option Plan are for no consideration and carry no dividend or voting rights.

The table below sets out details of options held by and exercised by executives during the 2015 financial year.

2015	Grant date[1]	Tranche	Held at 1 July 2014	Exercised during the year	Lapsed during the year	Expired during the year	Held at 30 June 2015
Executives
John Mullen	10 November 2011	A	516,186	(320,035)	(196,151)	—	—
Alistair Field	17 December 2010	A	69,445	—	(26,389)	(43,056)	—
David Irwin	15 July 2010	A	123,457	(76,543)	(46,914)	—	—
Philip Tonks	17 December 2010	A	61,729	(38,272)	(23,457)	—	—

1.	Options granted on 15 July 2010, 17 December 2010 and 10 November 2011 are subject to a TSR hurdle. These options were tested on 1 July 2013 and 52% vested. The remaining unvested options under this plan were retested on 1 July 2014 and an additional 10% vested. Of the 770,817 options granted on 15 July 2010, 17 December 2010 and 10 November 2011 and held at 30 June 2014, 292,911 lapsed, 434,850 were exercised during the year and 43,056 expired on 30 June 2015.

The vested options of the 2011 financial year LTI Plan were to be exercised by KMP by 30 June 2015. Executives faced a significant funding requirement to exercise their options and were restricted from undertaking a cashless exercise due to the exposure their roles have to market sensitive information. For this reason Executives were given the opportunity to access a short-term loan from the Company in order to enable the exercise of vested options under the legacy Option Plan. The loan is repayable in full on or prior to 31 October 2015, at a market interest rate of 5.65% per annum, and is secured against the executive’s future remuneration. The CEO was the only member of the KMP to access the loan on 22 June 2015 and, therefore, the table below reflects the aggregate of all loans made to KMP in the reporting period.

2015	Balance 1 July 2014	Balance 30 June 2015	Interest payable for the year	Highest balance in period
John Mullen	—	1,612,976	2,247	1,615,223

There were no options on issue at 30 June 2015. Accordingly, no further loans will be made to executives for the purpose of exercising vested options.

The Non-Executive Directors did not hold any options during the reporting period.

85	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTORS REPORT FOR THE YEAR ENDED 30 JUNE 2015

7. Remuneration report – audited (continued)

Equity holdings and transactions

The movement during the financial year in the number of Asciano’s shares held directly, indirectly or beneficially by KMP including their related parties, is set out in the following table:

2015	Opening balance	Acquired	Sold	Received on exercise of options	Rights vested during the year[1]	Closing balance
Non-Executive Directors
Malcolm Broomhead	110,000	—	—	—	—	110,000
Chris Barlow	8,759	—	—	—	—	8,759
Robert Edgar	38,296	—	—	—	—	38,296
Peter George	46	—	—	—	—	46
Shirley In’t Veld	—	—	—	—	—	—
Geoff Kleemann	16,667	—	—	—	—	16,667
Ralph Waters	25,000	—	—	—	—	25,000
Executive Director
John Mullen	40,147	—	—	320,035	90,149	450,331
Executives
Roger Burrows	—	—	—	—	10,475	10,475
Alistair Field	5,904	—	—	—	13,858	19,762
David Irwin	120,256	—	—	76,543	18,357	215,156
Murray Vitlich[2]	2,830	—	—	—	10,734	13,564
Philip Tonks[3]	24,422	—	—	38,272	24,751	87,445

1.	Includes the vesting of 70,759 of 2012 STI rights on 1 September 2014 and 97,565 of 2013 STI rights on 2 September 2014.
2.	Murray Vitlich became a KMP on 1 September 2014.
3.	Philip Tonks ceased to be a KMP on 31 August 2014.

Purchase of securities to satisfy employee entitlements

Asciano’s policy is to satisfy all employee equity entitlements through on-market purchase. During the 2015 financial year, the Asciano Employee Share Plan Trust purchased 2,004,222 Asciano shares at an average price of $6.34 per share.

Loans to KMP and their related parties

Aside from the short-term loan in relation to the exercise of vested options (as detailed on page 83), no other loans were made to KMP or their related parties during the 2015 financial year.

Other transactions with KMP

A number of KMP, or their related parties, hold positions in other entities that may from time to time transact with Asciano. The terms and conditions of any such transactions with KMP and their related parties are no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-KMP related entities on an arm’s length basis.

In accordance with the Corporations Act 2001, KMP or their related parties are prohibited from entering into any transaction that has the effect of limiting their exposure to fluctuations in the value of awards granted to them under the LTI or STI Plan. The ban is for the period in which the awards have not yet vested and for any subsequent period that the awards are subject to a holding lock.

All trading is governed by the Company’s Share Trading Policy.

86	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTORS REPORT FOR THE YEAR ENDED 30 JUNE 2015

7. Remuneration report – audited (continued)

7.6 Additional information – Company performance

The table below summarises key indicators of Asciano’s performance and the effect on shareholder value for the past five financial years. The EBIT before material items and ROCE measures were used as measures in relation to the STI and LTI respectively for the 2015 financial year.

Year ended 30 June	2015	2014	2013	2012	2011
EBIT – before material items ($M)	790.2	720.3	686.0	616.7	539.1
EBIT – before material items per share (cents)	81.0	73.8	70.3	63.1	55.2
Net profit after tax attributable to owners of Asciano ($M)	359.6	254.4	334.5	240.8	201.6
Parent diluted earnings per share (cents)	36.8	26.1	34.2	24.7	20.7
Dividends per share (cents)	8.3	14.3	11.5	7.5	6.0
Closing share price ($ as at 30 June)	6.65	5.63	5.02	4.35	4.92
ROCE (%)[1]	11.36	10.69	11.00	10.50	9.64

1.	ROCE is calculated on the formula “EBIT divided by capital employed” where EBIT is earnings before interest and tax, (adjusted for material items); and capital employed is the net operating assets of the business defined as net assets less cash, debt and other financial assets and liabilities, over a 12 month rolling period.

87	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2015

The lead auditor’s independence declaration under section 307C of the Corporations Act 2001

To: the Directors of Asciano Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2015 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit.

(Signed)

KPMG

(Signed)

Steven Gatt

Partner

Sydney

18 August 2015

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.	Liability limited by a scheme approved under Professional Standards Legislation